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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

May 29, 2003

VANTICO GROUP S.A.
(Exact name of Registrant as specified in its charter)

Luxembourg
(Jurisdiction of incorporation or organization)

25A, Boulevard Royal, 9th Floor
L-2449
Luxembourg
+352 26 20 37 03
(Address of principal executive offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ☐          No ☒

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NEWS RELEASE	MAY 29, 2003

VANTICO GROUP S.A.
("Vantico")

Commencement of Exchange Offer for 12% Senior Notes due 2010
by Volcano Holdco 2 LLC

Waiver extension

        Vantico announces that Volcano Holdco 2 LLC (the "Company"), an entity that was formed for the purpose of implementing the restructuring of Vantico, has commenced an Exchange Offer for any and all of Vantico's outstanding 12% Senior Notes due 2010 (the "Notes"). The key terms of the restructuring were announced by Vantico in its press release dated April 23, 2003.

        Vantico further announces that the senior lenders to Vantico International S.A. have granted an extension to existing waivers to enable Vantico to complete the restructuring. The waivers are in respect of certain provisions of the senior credit facilities of Vantico International S.A. and are subject to continued satisfaction of certain conditions. The extension is effective until June 19, 2003.

Dr Helmut Strametz, Chief Executive Officer of Vantico said:

        "The launch of the Exchange Offer is an important step in our financial restructuring. We are continuing to work hard to bring a conclusion to the restructuring process which will provide for a stronger Vantico."

        Holders of beneficial interests in the Notes (the "Noteholders") who tender their Notes may elect to receive €300 in cash (the "Tender Offer") or approximately 5.1 common equity interests in the Company (the "Equity Exchange Offer" and, together with the Tender Offer, the "Exchange Offer") for each €1,000 in principal amount of Notes tendered.

        Concurrently with the Exchange Offer, those Noteholders who elect for the Equity Exchange Offer will be offered the opportunity to subscribe for additional equity (the "Equity Private Placement") in the Company. The Equity Private Placement and the Exchange Offer are inter-conditional and are each also conditional upon, among other things, the successful completion of a refinancing of the existing senior bank debt and the achievement of a 99% threshold of acceptance by Noteholders, unless waived by the Company.

        The Exchange Offer is made in a private offering only to Noteholders who are not U.S. persons, or who are U.S. persons that are "accredited investors" (as defined in the Securities Act of 1933) and subject to the conditions set forth in the private exchange offer document, including a requirement that a Noteholder who accepts the Equity Exchange Offer and, if applicable, the Equity Private Placement, must make certain investment representations set forth in the private exchange offer document.

        The Exchange Offer will expire at 5 p.m., London time, on June 16, 2003, unless extended or earlier terminated by the Company.

About Vantico

        Vantico was created through a management buy-out of the Performance Polymers Division of Ciba S.C., backed by Morgan Grenfell Private Equity Limited. Vantico operates as a global leader in providing solutions in the field of innovative coatings, structural composites, adhesives, tooling materials, and electrical and electronic insulation for the automotive, electronic, electrical, aerospace and consumer-durable industries.

        Vantico is incorporated in Luxembourg and operates globally in two Divisions: Polymer Specialties, and Adhesives, Tooling and Optronics.

About Volcano Holdco 2 LLC

        Volcano Holdco 2 LLC has informed Vantico that it was created for the purpose of acquiring Vantico and its operating subsidiaries. It has further informed Vantico that it is currently controlled by an ad hoc committee of holders of the Notes (the "Committee"). Following the completion of the Exchange Offer, MatlinPatterson Global Opportunities Partners, L.P. ("MatlinPatterson"), a member of the Committee has stated that it expects to transfer its controlling interest to the Huntsman group of companies ("Huntsman"), which is jointly owned by the Huntsman family and MatlinPatterson.

Contacts

Vantico
Helmut Strametz Chief Executive Officer Tel: +44 (0) 20 8814 7940 Fax: +44 (0) 20 8814 7962 Email: helmut.strametz@vantico.com	Justin Court Chief Financial Officer Tel: +44 (0) 20 8814 7940 Fax: +44 (0) 20 8814 7950 Email: justin.court@vantico.com
Financial Adviser to Vantico
Close Brothers Corporate Finance
Richard Grainger Tel: +44 (0) 20 7655 3100 Fax: +44 (0) 20 7655 8906 Email: richard.grainger@cbcf.com	Jason Clarke Tel: +44 (0) 20 7655 3100 Fax: +44 (0) 20 7655 8906 Email: jason.clarke@cbcf.com
Financial Adviser to the Committee
Lazard
Richard Stables Tel: +44 (0) 20 7187 2000 Fax: +44 (0) 20 7072 6414 Email: richard.stables@lazard.com	Alasdair Nisbet Tel: +44 (0) 20 7187 2000 Fax: +44 (0) 20 7072 9070 Email: alasdair.nisbet@lazard.com

        Close Brothers Corporate Finance is acting for Vantico Holding S.A. and its principal subsidiaries in connection with the Exchange Offer and no-one else and will not be responsible to anyone other than Vantico Holding S.A. and its subsidiaries for providing the protections offered to clients of Close Brothers Corporate Finance nor for providing advice in relation to the exchange offer.

        Lazard & Co., Limited ("Lazard") is acting for the Committee in connection with the Exchange Offer and no-one else and will not be responsible to anyone other than the Committee for providing the protections offered to clients of Lazard nor for providing advice in relation to the exchange offer.

        This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or the selling security holder that will contain detailed information about the company and management, as well as financial statements.

        This document contains certain forward-looking statements (as defined in the US Private Securities Litigation Reform Act of 1995, as amended) regarding future business and financial prospects, business strategies, plans and objectives of management and other matters. These forward-looking statements are generally identified by words such as "may", "will", "expect", "anticipate", "believe", "estimate", "plan", "intend" and similar expressions. Forward-looking statements are based on the Company's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed and thus you should not place undue reliance on any of these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. The proposed restructuring is subject to further documentation and implementation.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the contents of this document or the action you should take, you should seek your own advice immediately from your stockbroker, bank manager, solicitor, accountant, or other independent financial advisor authorized under the Financial Services and Markets Act 2000 (if you are in the United Kingdom) or from another appropriately authorized advisor (if you are outside the United Kingdom).

EXCHANGE OFFER AND OFFERING MEMORANDUM

VOLCANO HOLDCO 2 LLC

Offer to Purchase for Cash or Exchange for Units of Volcano Holdco 2 LLC
any and all of the Outstanding 12% Senior Notes Due 2010 of Vantico Group S.A.
and Offering Memorandum with respect to a
Private Placement of Units of Volcano Holdco 2 LLC

        Volcano Holdco 2 LLC (the "Company") hereby offers to purchase for cash (the "Tender Offer") or to exchange for Units (as defined herein) (the "Equity Exchange Offer" and, together with the Tender Offer, the "Exchange Offer"), upon the terms and subject to the conditions contained in this Exchange Offer and Offering Memorandum (the "Offer Document"), any and all of the outstanding 12% Senior Notes due 2010 (the "Notes") issued by Vantico Group S.A. ("Vantico"). Holders of beneficial interests in the Notes (each a "Holder") who tender their Notes may elect to receive either €300 (the "Cash Alternative") or approximately 5.1 common equity interests in the Company ("Units") (the "Equity Alternative") per €1,000 principal amount tendered.

        Concurrently with the Exchange Offer, the Company hereby offers to Holders who validly tender their Notes and elect the Equity Alternative in the Exchange Offer additional Units of the Company on the terms described herein (the "Equity Private Placement"). The Equity Private Placement is conditioned on consummation of the Exchange Offer and consummation of the Exchange Offer is conditional on consummation of the Equity Private Placement.

        If the Exchange Offer is not consummated, the directors of Vantico intend to seek a UK court order placing Vantico in administration (the "Administration"). The administrator of Vantico may then sell Vantico's shares in Vantico International S.A. ("International") to the Company. If Holders wish to be consulted about this proposed sale they are requested to follow the procedure set out in the Election Form attached as Exhibit I hereto.

        THE OFFER IS CONDITIONAL UPON, AMONG OTHER THINGS, (I) AT LEAST 99% IN AGGREGATE PRINCIPAL AMOUNT OF THE OUTSTANDING NOTES BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (SUCH CALCULATION TO INCLUDE THE NOTES CONTRIBUTED BY THE COMMITTEE (AS DEFINED HEREIN), THROUGH THE PARENT (AS DEFINED HEREIN), TO THE COMPANY), AND (II) THE CLOSING OF THE DEBT FINANCING.

        In order to effectuate the Restructuring (as defined herein), the members of the Company and Vantico have entered into a framework agreement (the "Framework Agreement") pursuant to which the Company will acquire the shares of Vantico if the Exchange Offer is consummated. In the case of the Administration, it is expected that the Company would acquire the shares of International. Consummation of the Restructuring is subject to the satisfaction of several conditions, including consummation of the Exchange Offer or the Administration. The Company is a limited liability company formed under the laws of the State of Delaware in the United States of America for the specific purpose of acquiring Vantico, and has and at the closing of the Exchange Offer will have no operations. The Company will make an election to be treated as a corporation for United States federal income tax purposes. In connection with the Restructuring, it is anticipated that Vantico will become a wholly owned subsidiary of the Company, and the Company will become a majority-owned subsidiary of Huntsman (as defined herein), a global manufacturer and marketer of specialty, differentiated and commodity chemical products.

        The Exchange Offer starts on May 16, 2003, and ends on June 16, 2003, unless extended.

The Exchange Agent for the Offer is:

THE BANK OF NEW YORK

The date of this Offer Document is May 16, 2003.

        IN ORDER TO RECEIVE THE CASH ALTERNATIVE OR THE EQUITY ALTERNATIVE AND, IF APPLICABLE, SUBSCRIBE FOR UNITS IN THE EQUITY PRIVATE PLACEMENT, HOLDERS MUST VALIDLY TENDER, AND NOT VALIDLY WITHDRAW, THEIR NOTES ON OR PRIOR TO 5 P.M., LONDON TIME, ON JUNE 16, 2003, UNLESS EXTENDED OR EARLIER TERMINATED BY THE COMPANY IN THE MANNER PROVIDED HEREIN (SUCH DATE, AS IT MAY BE SO EXTENDED OR EARLIER TERMINATED, THE "EXPIRATION DATE"). IN ORDER TO RECEIVE THE EQUITY ALTERNATIVE AND, IF APPLICABLE, TO SUBSCRIBE FOR UNITS IN THE EQUITY PRIVATE PLACEMENT, HOLDERS MUST COMPLETE AND SEND TO THE EXCHANGE AGENT, PRIOR TO THE EXPIRATION DATE, AN ELECTION FORM IN THE FORM OF EXHIBIT I HERETO.

        Notes tendered on or prior to the Expiration Date may be withdrawn at any time on or prior to the Expiration Date but may not be withdrawn after the Expiration Date unless the Exchange Offer is terminated as provided herein.

        FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED ON DETERMINING WHETHER TO ACCEPT THE OFFER, SEE "RISK FACTORS" BEGINNING ON PAGE 16.

        Any requests for additional copies of this Offer Document and/or information concerning the Exchange Offer may be directed to The Bank of New York, as Exchange Agent, or The Bank of New York (Luxembourg), S.A., as Luxembourg Exchange Agent, at the telephone number provided on the last page of this Offer Document.

        The Units are not, and will not be, registered under the US Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any state of the United States. Accordingly, the Units are not being, and will not be, offered or sold in the United States except to investors that are "accredited investors" (as defined in Rule 501(a) of the Securities Act) and to investors outside the United States in reliance on Regulation S under the Securities Act in each case that, prior to receiving any Units, deliver to the Exchange Agent an Election Form in the form of Exhibit I hereto, containing certain representations and agreements. As such, the Units may not be offered or sold in the United States or to US persons (as such term is defined in Regulation S under the Securities Act) (other than distributors) unless the Units are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. Hedging transactions involving the Units shall not be conducted unless in compliance with the Securities Act. US Holders that are not "accredited investors" may tender and elect to receive the Cash Alternative, but may not elect the Equity Alternative.

        There will be consequences for non-tendering Holders. If the Exchange Offer cannot be consummated because the Company does not reach the desired 99% threshold (and chooses not to waive it), Vantico will seek the Administration, the consequences of which are set forth in the section entitled "The Administration" below. If the Exchange Offer is consummated, non-tendering Holders will be subject to the amended Indenture with limited rights.

        See "Exchange Offer Definitions" for certain defined terms.

        NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFER DOCUMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMMITTEE, HUNTSMAN, THE COMPANY, VANTICO OR ANY OF THEIR RESPECTIVE AGENTS.

        THIS OFFER DOCUMENT (INCLUDING THE ANNEXES AND EXHIBITS HERETO) CONTAINS IMPORTANT INFORMATION THAT EACH HOLDER SHOULD READ BEFORE MAKING A DECISION WITH RESPECT TO THE EXCHANGE OFFER.

        THIS OFFER DOCUMENT HAS NOT BEEN FILED WITH OR REVIEWED BY ANY UNITED STATES FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY, NOR ANY FOREIGN SECURITIES COMMISSION OR REGULATORY BODY. NO SUCH COMMISSION OR AUTHORITY HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND MAY BE A CRIMINAL OFFENSE.

        IF YOU HAVE RECENTLY SOLD OR OTHERWISE TRANSFERRED YOUR ENTIRE HOLDING(S) OF NOTES REFERRED TO BELOW, YOU SHOULD IMMEDIATELY FORWARD THIS DOCUMENT AND ALL ACCOMPANYING ANNEXES TO THE BUYER OR TRANSFEREE, OR TO THE STOCKBROKER, BANK OR OTHER AGENT THROUGH WHOM THE SALE OR TRANSFER WAS EFFECTED, FOR TRANSMISSION TO THE BUYER OR TRANSFEREE. IF YOU HAVE SOLD OR OTHERWISE TRANSFERRED PART OF YOUR HOLDINGS, YOU ARE REQUESTED TO NOTIFY THE BUYER OF THIS EXCHANGE OFFER.

        If the Exchange Offer is consummated, the Company will deposit immediately available funds with The Bank of New York (the "Exchange Agent") (or, in respect of holders who tender via the Bank of New York (Luxembourg), S.A. (the "Luxembourg Exchange Agent" and, together with the Exchange Agent, the "Exchange Agents"), with the Luxembourg Exchange Agent) on a date promptly after the Expiration Date (the "Settlement Date"), for payment by the Exchange Agent to Holders who elect the Cash Alternative under the procedures established by the Exchange Agent. Holders who exercise the Equity Alternative and, if applicable, elect to subscribe for additional Units in the Equity Private Placement will receive Units promptly after the Settlement Date. The Company currently expects the Settlement Date to be within five business days of the Expiration Date. Thereafter, payment by the Exchange Agent will be made promptly to such accounts as the appropriate clearing systems direct on behalf of the holders of beneficial interests in the Notes and delivery of the Units will be made by physical delivery of certificated Units to the address of each Holder who indicates in the Election Form attached as Exhibit I hereto that they wish to elect the Equity Alternative and, if applicable, subscribe to the Equity Private Placement. Please also see "Acceptance, Payment and Exchange" on page 48.

        None of the Committee, Huntsman, the Company, Vantico, The Bank of New York, as trustee (the "Trustee") under the indenture dated August 1, 2000, pursuant to which the Notes were issued (the "Indenture"), the Exchange Agent, or the Luxembourg Exchange Agent, nor any of their respective directors, managers, employees or affiliates makes any recommendation as to whether Holders should tender their Notes or ask to be consulted in relation to the Administration Transaction (as described at pages 12 and 13 below), nor whether tendering Holders should elect the Cash Alternative or the Equity Alternative and, if applicable, subscribe for Units offered in the Equity Private Placement.

Notice to Holders

        Upon consummation of the Exchange Offer, each Holder who validly tenders Notes and receives Units will become a party to an amended and restated Limited Liability Company Agreement to be entered into by members of the Company at or about the Expiration Date (the "LLC Agreement") and will be bound thereby. The LLC Agreement sets forth the rights and obligations of the members of the Company, including certain provisions which restrict the transferability of the Units. For a summary of certain of the terms of the LLC Agreement, see "Description of LLC Agreement and Units" below. The LLC Agreement is attached as Annex C.

Notices to United States Holders

        The Units offered as part of the Equity Alternative and the Equity Private Placement are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act, and applicable US state securities laws, pursuant to registration thereunder or exemption therefrom. Holders of such Units should be aware that they may be required to bear the financial risks of their election to receive such Units for an indefinite period of time.

        The Units offered as part of the Equity Alternative and the Equity Private Placement are being placed and sold within the US in reliance on the exemption from the registration requirements provided by Section 4(2) of the Securities Act and Rule 501(a) promulgated thereunder and analogous provisions of certain US state securities laws. The Units will be available in the United States only to accredited investors, as such term is defined in the General Rules and Regulations under the Securities Act, in transactions that comply with the requirements of Section 4(2) of the Securities Act. The Units offered as part of the Equity Alternative and the Equity Private Placement are being offered and distributed outside of the United States in reliance on Regulation S under the Securities Act.

v

IMPORTANT INFORMATION

        Any Holder desiring to tender Notes should contact the relevant Clearing System (as defined herein) for procedures regarding the submission of an electronic acceptance to authorize the tendering and blocking of Notes in that Clearing System.

        This Exchange Offer does not constitute an offer to buy or the solicitation of an offer to sell Notes in any circumstances in which such offer or solicitation is unlawful. None of the delivery of this Offer Document or any purchase or exchange of Notes shall, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information.

        This Offer Document has been issued by and is the sole responsibility of the Company and for the purposes of the Financial Services and Markets Act 2000, is only made to persons outside the United Kingdom in accordance with Article 12(1)(a) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order"), to persons falling within Article 43 of the Order and to other persons to whom it may lawfully be communicated in accordance with the Order. The value of an investment may go down as well as up. Holders should seek advice from an independent financial advisor as to whether they should tender Notes.

        The Company and Vantico each confirm that, to the best of their knowledge, the information given in the part of the Offer Document for which it is responsible is in accordance with the facts and contains no omissions likely to affect the impact of the information contained herein.

FORWARD LOOKING STATEMENTS

        This document contains certain forward-looking statements (as defined in the US Private Securities Litigation Reform Act of 1995, as amended) regarding future business and financial prospects, the Restructuring, dividends, financing plans, business strategies, operating efficiencies and synergies, budgets, capital and other expenditures, competitive positions, growth opportunities, plans and objectives of management and other matters. These forward-looking statements are generally identified by words such as "may", "will", "expect", "anticipate", "believe", "estimate", "plan", "intend" and similar expressions. Forward-looking statements are based on the Company's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed and thus you should not place undue reliance on any of these forward-looking statements. Any forward-looking statements are qualified in their entirety by reference to the other information presented in this document. Further, any forward-looking statement speaks only as of the date on which it is made, and the Committee, Huntsman, the Company, Vantico, and their respective managers or directors, undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

AVAILABLE INFORMATION

        Vantico will make available during normal business hours copies of the form of Notes, the Indenture, the Indenture as modified by the Amendments (as defined herein) (as modified, the "Supplemental Indenture") and the reports or other information filed by Vantico with the US Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Any request for such information should be directed to Vantico Group S.A., 25A Boulevard Royal, L-2449 Luxembourg R.C.S., Luxembourg B 72 959. Copies of such material may also be obtained from the Luxembourg Exchange Agent at The Bank of New York (Luxembourg), S.A., 1A, Aerogolf Center Hoehenhof, L-1736 Senningerberg, Luxembourg.

        Vantico files reports and other information with the SEC. Such reports and other information may be inspected and copied at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, USA or may be viewed on the SEC's public website at www.sec.gov in the EDGAR database therein. Copies of such material may be obtained by mail, upon payment of the SEC's prescribed rates, by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, USA.

        Copies of all documents relating to the Exchange Offer may be obtained in Luxembourg by contacting the Luxembourg Exchange Agent.

INCORPORATION BY REFERENCE
(for US purposes)

        The Annual Report of Vantico on Form 20-F for the fiscal year ended December 31, 2001 filed with the SEC on April 8, 2002 (attached as Annex A hereto) and the reports on Form 6-K furnished to the SEC on September 6, 2002 and November 29, 2002 (attached as Annex B hereto), other than the exhibits to such documents, shall be deemed to be a part hereof. All subsequent annual reports on Form 20-F, Form 40-F or Form 10-K and all subsequent filings on Forms 10-Q and 8-K filed by Vantico pursuant to the Exchange Act after the date of this Offer Document and prior to the Expiration Date shall be deemed to be incorporated by reference in this Offer Document and to be part hereof from the date of filing as of such documents. Only reports submitted to the SEC under cover of Form 6-K after the date of this Offer Document that are specifically identified in such form as being incorporated by reference in this Offer Document shall be deemed to be incorporated by reference.

        Pursuant to the terms of the LLC Agreement, under certain circumstances (which may be beyond the control of a holder of Units), the Units may be exchanged for securities of Huntsman or one of its affiliates. See "Description of LLC Agreement and Units".

        Any statement contained in a document or report incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Offer Document to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein or any supplement hereto modifies or supersedes such statement. The information relating to the Company contained in this Offer Document should be read together with the information in documents incorporated by reference. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offer Document.

        For Luxembourg law purposes, all documents issued in relation to the Exchange Offer are made available at the office of the Luxembourg Exchange Agent. These documents, for the purposes of Luxembourg law, are not deemed incorporated by reference.

CURRENCIES

        In this document, references to "Swiss francs", "Chf" and "CHF" are to the lawful currency of Switzerland, references to "dollars", "Dollars", "US dollars" or "$" are to the lawful currency of the United States, references to "pounds", "Pounds", "British pounds" and "British Pounds" are to the lawful currency of the United Kingdom and references to "Euro", "euro" or "€" are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the Treaty of Rome establishing the European Union, as amended.

        Except where otherwise noted, for convenience and for purposes of calculating figures, this document uses exchange rates of 1.4625 Swiss francs to the euro, 1.390 Swiss francs to the US dollar and 2.1796 Swiss francs to the British pound.

SUMMARY

        The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offer Document, including the Annexes hereto.

Overview

        Vantico is a leading global producer and marketer of technologically advanced formulated polymer systems and specialty chemicals used in a wide variety of industrial and consumer applications. Vantico provides its customers with formulated polymer systems, complex chemical additives and basic and advanced epoxy resin compounds which are used to address customer-specific application needs. Its customers value these products for their adhesion, corrosion resistance, abrasion resistance, electrical insulation, light weight and durability characteristics. As a result, its products are used in a broad range of applications, including structural composites, electrical insulating materials, industrial and electronic protective coatings, adhesives and in design prototyping. In many cases, its products are used either as replacements for traditional materials such as metals, wood, glass, stone and ceramics, or where such materials are not suited for its customers needs. For the year ended December 31, 2002, Vantico's net sales were CHF 1,476 million.

The Restructuring

        A restructuring of Vantico and its affiliates is expected to be executed by means of the Exchange Offer, the Equity Private Placement, the Bridge Equitization and the Additional Equity Investment, each as described herein (the "Restructuring"). In the Exchange Offer, the Company will issue Units to Holders who tender their Notes and elect to receive the Equity Alternative and, through the Parent, to an affiliate of MGPE, as lender of the Group Bridge, Units in exchange for Notes and the Group Bridge. Ninety-five per cent of the Units to be outstanding following the consummation of the Exchange Offer and the Company's acquisition of the shares of Vantico (before completion of the Equity Private Placement, the Bridge Equitization, and the Additional Equity Investment, each as described herein) will be allocated to Holders who elect to receive the Equity Alternative and the lender of the Group Bridge (such 95% figure including the Units received by members of the Committee (as defined below) in consideration of their contributions of Notes to the Company and providing funding for the Cash Alternative, through Volcano Holdco 1 LLC, as the Company's parent (the "Parent")). Assuming agreement is reached with Vantico Holding S.A. ("Holding"), the remaining 5% of the Units will be allocated through the Parent to Holding for additional shares of Vantico. In the event an agreement is not reached with Holding such 5% of the Units will not be issued. The Company will exchange the Notes and the Group Bridge with Vantico in exchange for the additional shares of Vantico immediately after the Exchange Offer terminates assuming that 99% (the "Requisite Majority") of the Notes are tendered and that the other Exchange Offer Conditions are satisfied or waived by the Company.

        In the Equity Private Placement, the Company is expected to issue for cash additional Units (which will constitute approximately 62% of the Units outstanding after consummation of the Equity Private Placement, subject to dilution by the Bridge Equitization, if any, and the Additional Equity Investment, if any). See "Equity Private Placement". In the Bridge Equitization, the Company is expected to issue additional Units which will constitute up to approximately 20% of the Units outstanding after the Bridge Equitization, subject to dilution by the Additional Equity Investment, if any. In the Additional Equity Investment, the Company may issue additional Units which may constitute up to 50% of the Units outstanding after consummation of the Additional Equity Investment. Accordingly, upon consummation of the Restructuring, the Holders of the Notes and an affiliate of MGPE, as lender of the Group Bridge, could hold between approximately 14.5% (assuming Units are issued to Holding and the maximum amount of Units are issued with respect to the Bridge Equitization and Additional Equity Investment) and 36.9% (assuming no Units are issued to Holding or with respect to the Bridge Equitization or Additional Equity Investment) of the Units outstanding in respect of their holdings in the Notes and the Group Bridge.

        The Company holds approximately 73% of the outstanding principal amount of the Notes, such Notes having been deposited in the Company (through the Parent) by MatlinPatterson Global Opportunities Partners, L.P. (together with funds controlled or managed by such entity, "MatlinPatterson") and SISU Capital Limited ("SISU") as the members of an ad hoc committee of Holders (the "Committee"). The Committee provided a Bridge Facility of up to CHF 50 million to Vantico International S.A. ("International") as part of the Restructuring. Amounts outstanding on the Bridge Facility at the close of the Restructuring, if any, will be repaid by International to the extent possible with available liquidity resources and subject to maintaining certain liquidity levels within the Company. The remainder of the Bridge Facility (plus accrued interest), if any, will be converted into Units (the "Bridge Equitization") at the closing of the Restructuring such that each CHF1 million of then-outstanding principal and accrued interest under the Bridge Facility will be converted into 0.4% of the Units to be outstanding after consummation of the Exchange Offer, the Equity Private Placement and such Bridge Equitization.

        It is anticipated that upon the completion of the Restructuring, MatlinPatterson, a member of the Committee, will beneficially own more than 60% of the Units, and that it will transfer its Units in the Company to HMP Equity Holdings Corporation or one of its affiliates (collectively, "Huntsman"), which is jointly owned by the Huntsman family and MatlinPatterson. Huntsman would then control the majority member of the Company.

        In connection with the Restructuring, the Company, as Holder of a majority of the aggregate principal amount of the Notes outstanding, will adopt certain amendments and certain waivers to the Indenture that will eliminate substantially all of the restrictive covenants, certain events of default and certain additional covenants and rights contained in the Indenture. In addition, following consummation of the Restructuring, the current operating subsidiaries of Vantico (which is the obligor under the Notes) will cease to be subsidiaries of Vantico and the assets and cash flows of such subsidiaries will not be available to satisfy any obligations under the Notes.

Equity Private Placement

        As part of the Restructuring, the Company will raise approximately CHF 150 million of new money through the sale of Units (the "Equity Private Placement"). The new money raised through the Equity Private Placement is expected to purchase approximately 62% of the Units to be outstanding after consummation of the Equity Private Placement, subject to dilution by the Bridge Equitization and the Additional Equity Investment (if any) described under the caption "Debt Financing" below.

        The Units in the Equity Private Placement are being offered to Holders who tender their Notes and elect to receive the Equity Alternative, the lender of the Group Bridge, the stakeholders of Holding who have received Units, and to the Parent, pro rata on the basis of their post-Exchange Offer, pre-Equity Private Placement ownership of Units; provided, however, that, to the extent that subscriptions by persons other than the Parent would result in the Parent holding less than 80% of the outstanding Units, then the number of Units allocated to such persons will be scaled back pro rata on their subscription amounts such that the Parent will hold at least 80% of the outstanding Units (the "Scale Back"). Any such Scale Back will take place after taking into account the Bridge Equitization and the Additional Equity Investment, if any, and any issuance of warrants or other equity securities to banks participating in the Debt Financing. MatlinPatterson and SISU have agreed to cause the Parent to subscribe for the full amount of the Equity Private Placement subject to reduction to the extent that other holders of Units have the right to subscribe, and do subscribe, for their respective shares of the Equity Private Placement.

        To the extent that the proceeds of the Equity Private Placement and the Debt Financing described in the following section are less than the total of the existing obligations of the subsidiaries under the Existing Senior Indebtedness (as defined below) and the fees and expenses related to the Restructuring, MatlinPatterson and SISU have also agreed to subscribe, through Parent, up to an additional $50 million for Units as described under the caption "Debt Financing" below.

        At or about the Expiration Date, MatlinPatterson, SISU, the lender of the Group Bridge, and the Parent will enter into the LLC Agreement governing the rights of members in the Company. See "Description of LLC Agreement and Units".

Debt Financing

        In connection with the Restructuring, the Company intends to effect one or more new debt financings (collectively, the "Debt Financing") to refinance the existing senior secured credit facility of International and its subsidiaries (the "Existing Senior Indebtedness") and to provide liquidity for the Company and its subsidiaries following the completion of the Restructuring. It is expected that the Debt Financing will include $325 million of funded senior secured debt (the "Funded Debt") and up to $75 million of senior secured revolving lines of credit (the "New Revolving Credit Facility"). It is anticipated that the Funded Debt will consist of $325 million of senior secured notes (the "Senior Secured Notes") issued in a Rule 144A offering. The New Revolving Credit Facility is expected to be undrawn at the closing of the Restructuring, and any amounts drawn at closing will constitute Funded Debt and will reduce the amount of Senior Secured Notes on a dollar-for-dollar basis. In connection with the Restructuring, it is currently expected that substantially all the assets of the Company will be pledged to secure the Debt Financing.

        It is expected that the obligors under the New Revolving Credit Facility will be the US subsidiaries of Vantico, which the Company will acquire in connection with the Restructuring. Availability under the New Revolving Credit Facility will be subject to a borrowing base. At least $50 million must be available under the New Revolving Credit Facility after giving effect to any amounts drawn on the closing date of the Restructuring. The commitments of the lenders to provide the New Revolving Credit Facility are subject to the satisfaction of a number of conditions, including conditions substantially similar to those described below for the Bridge Loan. There can be no assurance that Vantico and the Company will be able to satisfy these conditions. It is anticipated that the Senior Secured Notes will be issued by a European subsidiary of the Company ("Vantico Europe"), which will acquire the non-US subsidiaries of Vantico in connection with the Restructuring. There can be no assurance that Vantico Europe will be able to complete the offering of the Senior Secured Notes on terms that will be attractive to the Company or in the time frame or in the amounts necessary to complete the Restructuring.

        As an alternative to the Senior Secured Notes, International has obtained a commitment letter from Deutsche Bank AG Cayman Islands Branch and UBS AG, Cayman Islands Branch, which provides that, subject to the satisfaction of certain conditions, if the Senior Secured Notes are not issued, senior secured bridge loans (collectively, the "Bridge Loan") will be made available to Vantico Europe. It is currently expected that the Bridge Loan would be guaranteed by the Company and, subject to local limitations, substantially all of its subsidiaries (other than Vantico Europe), and would be secured by certain European and US fixed assets and the shares of certain non-US subsidiaries of Vantico Europe. The availability of the Bridge Loan is subject to the satisfaction of a number of conditions, including, but not limited to, the following: (a) nothing shall have occurred since December 31, 2002 which any lender shall reasonably determine could have a material adverse effect on the rights or remedies of the lenders, or on the ability of Vantico and its subsidiaries or the Company and its subsidiaries to perform their obligations to the lenders or which could have a material adverse effect on the business, property, assets, nature of assets, liabilities, condition (financial or otherwise), results of operations or prospects of the Company and its subsidiaries after giving effect to the Restructuring; (b) each lender shall be satisfied in its sole discretion that Vantico and its subsidiaries and the Company and its subsidiaries shall have achieved certain historical and pro forma EBITDA targets, respectively; (c) the Bridge Loan or any senior secured obligations of Vantico Europe (that do not have any credit support by any party other than to the extent contemplated for the Bridge Loan) shall have received a rating of B or better by Standard & Poor's and a rating of B2 or better by Moody's; and (d) each lender shall have completed its due diligence investigation and shall be satisfied in its sole discretion with the results thereof. There can be no assurance that Vantico and the Company will be able to satisfy these conditions.

        To the extent that the proceeds of the Debt Financing and the Equity Private Placement are less than the total of the Existing Senior Indebtedness and the fees and expenses related to the Restructuring, MatlinPatterson and SISU have agreed to make up the shortfall (up to a maximum of $50 million) by subscribing, through the Parent, for additional Units (the "Additional Equity Investment"). To the extent the amount invested does not exceed the aggregate amount remaining undrawn (or drawn and repaid) under the Bridge Facility (the "Undrawn Bridge Facility Amount"), MatlinPatterson and SISU will provide such funds, and for each CHF 1 million so invested, MatlinPatterson and SISU will receive, through the Parent, 0.4% of the Units to be outstanding after consummation of the Exchange Offer, the Equity Private Placement, the Bridge Equitization and the issuance of such Units. To the extent the amount invested exceeds the Undrawn Bridge Facility Amount, only MatlinPatterson will provide such funds, and for each $1 million invested, MatlinPatterson will receive, through the Parent, 1.0% of the Units to be outstanding after consummation of the Exchange Offer, the Equity Private Placement, the Bridge Equitization and the issuance of Units contemplated by this sentence and the immediately preceding sentence.

Vantico's Relationship with Huntsman

        Upon completion of the Restructuring, Vantico will become an affiliate of Huntsman. Upon completion of the Restructuring, Vantico will enter into a service level agreement with Huntsman pursuant to which Huntsman will provide to Vantico certain purchasing, finance, tax, treasury, human resources, legal, information technology, environmental, health and safety, communications, planning and corporate stewardship services. With respect to the purchasing services to be provided, Vantico has identified a significant amount of savings which it will receive the benefit of due to its ability to utilize Huntsman's existing purchasing contracts for certain of its raw materials, goods and services.

Key Personnel

        We expect the board of managers of the Company at the closing of the Transaction to include representatives of Huntsman and MatlinPatterson. The Parent will seek to appoint an independent director at or after closing. SISU will have a board representative at closing and MGPE may also have a board representative or a board observer at closing. It is expected that Mr. Jon M. Huntsman, Chairman of the Board of Huntsman, would become Chairman of the Company. The Company may seek to retain the services of many of the current executive officers of Vantico, though those arrangements have not been completed at this date, and there can be no assurance the Company will be able to retain their services. Additionally, certain current employees of Huntsman and its affiliates are expected to become officers of the Company.

EXCHANGE OFFER DEFINITIONS

The Company	Volcano Holdco 2 LLC, a limited liability company organized under the laws of the State of Delaware in the United States. The Company's registered address in the State of Delaware is 2711 Centerville Road, Wilmington, Delaware 19808. Its agent for service process is Corporation Service Company, whose address is stated in the preceding sentence.
The Company has no share capital. It is authorized to issue 500 million Units of no par value. As of the date of this Offer Document, the Company has no managers.
Vantico
Vantico Group S.A., a company incorporated in Luxembourg with Luxembourg registry number B72959 and, where appropriate, its affiliates and subsidiaries. Vantico's registered address and principal place of business is 25A Boulevard Royal, L-2449 Luxembourg, R.C.S. Luxembourg, B 72 9595.
The Parent
Volcano Holdco 1 LLC, a limited liability company organized under the laws of the State of Delaware in the United States. The Parent's registered address in the State of Delaware is 2711 Centerville Road, Wilmington, Delaware 19808. Its agent for service process is Corporation Service Company, whose address is stated in the preceding sentence.
Holding	Vantico Holding S.A., a Luxembourg holding company whose registered address and principal place of business is 25A Boulevard Royal, L-2449 Luxembourg, R.C.S. Luxembourg B 72 863.
International	Vantico International S.A., a Luxembourg holding company whose registered address and principal place of business is 25A Boulevard Royal, L-2449 Luxembourg, R.C.S. Luxembourg B 72 960.
Huntsman	HMP Equity Holdings Corporation and its affiliates. Huntsman's address is 500 Huntsman Way, Salt Lake City, UT 84108.
Huntsman Parent	Huntsman Holdings LLC, or a direct or indirect subsidiary thereof.
Notes	€250,000,000 12% Senior Subordinated Notes Due 2010 (ISINs: XS0114841231, XS0114844334 and XS0122610636 for the Regulation S, Rule 144A and SEC-Registered Notes, respectively).
The Exchange Offer	The Company is offering to purchase for cash or exchange for Units, upon the terms and subject to the conditions contained herein, any and all of the outstanding Notes of Vantico.
Purpose of the Offer	The purpose of the Offer is to acquire and retire all of the outstanding Notes in connection with the Restructuring.

Exchange Offer Conditions
The Exchange Offer is conditional upon the Exchange Offer Conditions (as defined herein), which include, among other things (i) the valid tender of the Requisite Majority of Notes, not subject to any rights of withdrawal (such calculation to include the Notes contributed by MatlinPatterson and SISU, through the Parent, to the Company), and (ii) the closing of the Debt Financing. The Company will notify Holders promptly when all of the Exchange Offer Conditions have been satisfied or waived by the Company.
Cash Alternative
Holders who validly tender Notes and elect the Cash Alternative on or prior to the Expiration Date and do not validly withdraw the same will receive €300 per €1,000 principal amount of Notes tendered (pro rata as applicable). Holders who elect the Cash Alternative must do so in respect of their entire holdings of Notes.
Equity Alternative
Holders who validly tender Notes and elect the Equity Alternative on or prior to the Expiration Date and do not validly withdraw the same will receive approximately 5.1 Units for every €1,000 in principal amount of Notes tendered (pro rata as applicable, however, no fractional Units will be allotted). Holders who elect the Equity Alternative must do so in respect of their entire holdings of Notes and by election of the Equity Alternative and delivery of the Election Form attached as Exhibit I hereto such Holder will become a party to the LLC Agreement and will be bound thereby.

Pursuant to the terms of the LLC Agreement, under certain circumstances which may be beyond the control of a holder of Units, the Units may be exchanged for securities of Huntsman, one of its affiliates or, under certain circumstances, the securities of a purchaser of Huntsman or the Company. See "Description of LLC Agreement and Units—Tag and Drag Provisions", "Description of LLC Agreement and Units—Put and Call Rights" and "Description of LLC Agreement and Units—Participation Rights".
The Committee	The ad hoc committee of Holders consists of SISU and MatlinPatterson. The Committee contributed approximately 73% in aggregate principal amount of Notes to the Company through the Parent.
Bridge Facility
On April 4, 2003, members of the Committee provided a bridge financing facility to International totaling between them of up to CHF 50 million for operational liquidity and other corporate purposes on a pari passu basis with the Existing Senior Indebtedness. This Bridge Facility will be converted into Units after the consummation of the Exchange Offer and the Equity Private Placement.
Expiration Date	The Exchange Offer expires at 5 p.m., London time, on June 16, 2003, unless extended or earlier terminated by the Company.

Settlement Date
If the Exchange Offer is consummated, the Settlement Date, on which the Cash Alternative is paid or the Equity Alternative is delivered to the Exchange Agent, will be on a date promptly after the Expiration Date. The Company currently expects the Settlement Date to be within five business days of the Expiration Date. Thereafter, payment by the Exchange Agent will be made promptly to such accounts as the appropriate clearing systems direct on behalf of the holders of beneficial interests in the Notes and delivery of the Units will be made by physical delivery of certificated Units to the address of each Holder who indicates in the Election Form attached as Exhibit I hereto that they wish to elect the Equity Alternative and, if applicable, subscribe to the Equity Private Placement.
Extensions	The Company, in accordance with applicable law, may extend the Expiration Date for the Exchange Offer for such period or periods as it may determine in its sole discretion.
Amendment of Offer, Waiver of Conditions, Termination of Offer
The Company reserves the right (but shall not be obligated), subject to applicable law, to (i) amend the terms of the Exchange Offer in any respect, (ii) waive any or all unsatisfied conditions and accept for payment and purchase all Notes that are validly tendered (and not validly withdrawn), (iii) terminate the Exchange Offer, and/or (iv) extend the Exchange Offer and retain, subject to withdrawal rights, the Notes that have been tendered during the period for which the Exchange Offer is extended.
Indenture Amendments
In connection with the Restructuring, Vantico expects members of the Committee owning approximately 73% of the aggregate principal amount of Notes to consent to the entry into a Supplemental Indenture by Vantico and the Trustee. The Supplemental Indenture will eliminate substantially all of the restrictive covenants, certain events of default and certain additional covenants and rights contained in the Indenture.

When the Amendments become effective, Notes that are not purchased or exchanged pursuant to the Exchange Offer will cease to have the benefits of substantially all of the restrictive covenants, certain events of default and certain additional covenants and rights contained in the Notes and the Indenture due to the elimination of these provisions.

In addition, following consummation of the Restructuring, the current operating subsidiaries of Vantico (which is the obligor under the Notes) will cease to be subsidiaries of Vantico and the assets and cash flows of such subsidiaries will not be available to satisfy any obligations under the Notes.

The Company, if and when it becomes Vantico's controlling shareholder, intends to terminate Vantico's registration under the Exchange Act if the Exchange Offer is consummated. Since the purchase of the Notes pursuant to the Exchange Offer will reduce the aggregate principal amount of Notes outstanding, if the Company terminates Vantico's registration under the Exchange Act following consummation of the Exchange Offer, the liquidity of the Notes and, consequently, the market prices for any Notes that remain outstanding upon consummation of the Exchange Offer, may be adversely affected. For a more detailed discussion, see "Risk Factors ".
Withdrawal of Tendered Notes	Notes tendered on or prior to the Expiration Date may be withdrawn at any time on or prior to the Expiration Date. See also "Expiration, Extension, Amendment and Termination".
Acceptance for Payment or Exchange
If (i) the Exchange Offer is not terminated and (ii) the Exchange Offer Conditions have been satisfied or waived, the Company, promptly after the Expiration Date, will accept for payment or exchange all Notes which have been validly tendered (or defectively tendered, if such defect has been waived by the Company) and not validly withdrawn on or prior to 5 p.m., London time, on the Expiration Date. The Company will announce its acceptance promptly after the Expiration Date in the manner described herein.
Payment and Exchange
Payment for Notes validly tendered in the Cash Alternative and accepted for payment will be made by deposit of immediately available funds with the Exchange Agent who will act on behalf of the tendering Holders for the purpose of receiving payments and transmitting such payments to Holders. The deposit of such funds with the Exchange Agent will discharge the Company's obligation to pay for all Notes accepted for payment. Thereafter, payment will be made promptly by the Exchange Agent to such accounts as the appropriate clearing systems direct on behalf of the holders of beneficial interests in the Notes and delivery of the Units will be made by physical delivery of certificated Units to the address of each Holder who indicates in the Election Form attached as Exhibit I hereto that they wish to elect the Equity Alternative and, if applicable, subscribe to the Equity Private Placement.
Tax Consequences	For a discussion of certain US and UK tax consequences of the Exchange Offer which may be relevant to Holders, see "Certain UK Tax Consequences" and "Certain US Federal Income Tax Consequences".
Trustee, Custodian and Common Depositary	The Trustee, Custodian and Common Depositary is The Bank of New York.
Exchange Agent	The Bank of New York.

Luxembourg Exchange Agent	The Bank of New York (Luxembourg), S.A.
Clearing Systems
The clearing systems are Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), and Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear", and together with Clearstream, Luxembourg, the "Clearing Systems").
Units	The equal proportionate units into which the membership interests in the Company shall be divided from time to time.
LLC Agreement
An amended and restated agreement to be entered into at or about the Expiration Date, by and among MGPE, SISU, the Parent and the other members of the Company from time to time, setting out the relationships between and the rights of the members of the Company.
Framework Agreement
An agreement dated April 17, 2003, between and among Vantico, International, MatlinPatterson, SISU Capital Limited, MGDCS and MGPE obligating the parties, subject to certain conditions therein, to take certain actions to implement the Restructuring and to forbear from seeking remedies and/or exercising their rights as against Vantico.
Group Bridge	CHF 25 million in financing lent by an affiliate of MGPE and borrowed by Vantico Group ranking pari passu with the Notes.
MGPE	Morgan Grenfell Private Equity Limited, the ultimate majority shareholder in Vantico.
MGDCS	Morgan Grenfell Development Capital Syndications Limited, an affiliate of MGPE.

EQUITY PRIVATE PLACEMENT

Issuer	Volcano Holdco 2 LLC.
Price	Units will be offered at a price of CHF 64.83 for each Unit.
Rights to Subscribe	Subject to the Scale Back, Holders who tender their Notes and elect to receive the Equity Alternative may subscribe for up to 8.232 Units for each €1,000 of principal amount of Notes they so tender.
Units Offered
The Units issued in connection with the Equity Private Placement will represent between 24.7% (assuming Units are issued to Holding and the maximum amount of Notes are issued with respect to the Bridge Equitization and Additional Equity Investment) and 63.1% (assuming no Units are issued to Holding or with respect to the Bridge Equitization or Additional Equity Investment) of the Units.
Transfer Restrictions	None of the Units has been registered under the Securities Act, and accordingly, all of such Units are subject to restrictions on transfer.
In addition, the Units will be subject to the provisions of the LLC Agreement, which includes provisions affecting transferability of the Units.
Exchange of Units into Other Securities
Pursuant to the terms of the LLC Agreement, under certain circumstances which may be beyond the control of a holder of Units, the Units may be exchanged for securities of Huntsman, one of its affiliates or, under certain circumstances, the securities of a purchaser of Huntsman or the Company. See "Description of LLC Agreement and Units—Tag and Drag Provisions", "Description of LLC Agreement and Units—Put and Call Rights" and "Description of LLC Agreement and Units—Participation Rights".

THE ADMINISTRATION

        If the Exchange Offer is not successful, then in order to protect the interests of all creditors of Vantico, the directors intend to petition the High Court in London to request that Vantico be placed into administration in the United Kingdom (UK) ("Administration") pursuant to the provisions of the Insolvency Act 1986 and the EC Regulation on Insolvency Proceedings (No 1346/2000).

        Administration is a court-based procedure pursuant to which Vantico's business may be restructured or its assets realized, under the protection of a statutory moratorium. For the duration of the Administration, the affairs, business and property of Vantico would be managed by one or more licensed insolvency practitioners (the "Administrator(s)") appointed for that purpose by the court. An Administrator is an officer of the court and would be deemed to act as the agent of Vantico in the exercise of his powers.

        KPMG LLP, a UK limited liability partnership, has been engaged by Vantico and International to, among other things, advise and assist the directors of Vantico in applying to place Vantico into Administration. In due course, if an application for an Administration is made by Vantico, it is envisaged that two or more partners in KPMG would be proposed to act as joint Administrators.

Actions of Administrator

        If appointed, the Administrators would take control of all of Vantico's assets. Vantico's principal asset is its 100% shareholding (bar one share) in International (the "Shares"), which are subject to a pledge ("Pledge") in favor of the senior bank lenders to International (the "Senior Banks"). In order to sell the Shares free from the Pledge, it will be necessary to obtain the consent of the Senior Banks to the release of the Pledge (the "Consent"). One term of the Consent will be that the Senior Banks are repaid in full at the closing of the sale of the Shares.

The Administration Transaction

        If Administrators are appointed over Vantico in due course, they would evaluate any offers made for the Shares. One option available to the Administrators would be to accept proposals by the Company pursuant to which the Company would purchase the Shares, subject to full repayment of the Senior Banks through the Financing and the Equity Private Placement. The consideration to be offered by the Company to the Administrators would be less than the amount offered pursuant to the Exchange Offer, and is likely to be a sum of approximately €66.8 million in cash together with warrants that would allow the creditors of Vantico to reinvest the net proceeds of this cash payment in up to 1,355,711 Units (the "Administration Transaction"). It is envisaged that the Administration Transaction would take place (if at all) within ten business days of the Administrator's appointment, prior to any meeting of Vantico's creditors.

Distribution to Vantico Creditors under Scheme of Arrangement

        If an administration order is made in respect of Vantico, the Administrators are not permitted to make distributions to Vantico's creditors. Therefore an appropriate exit route from the Administration must be used to achieve such payments. It is envisaged to effect a scheme of arrangement under section 425 of the Companies Act 1985 in relation to Vantico, pursuant to which any distributions would be made to the creditors. A scheme of arrangement would typically take two to four months to effect (and could take longer), so any distributions made pursuant to the scheme of arrangement would not be immediate.

        The distributions to creditors might be reduced by any expenses of the Administration and/or diluted by any other potential liabilities of Vantico.

How to obtain further information on the Administration Transaction

        Holders who would like to be consulted about the Administration Transaction prior to it taking place should indicate such interest by checking the appropriate box on the Election Form attached to this Offer Document as Exhibit I. Holders must send a completed Election Form to the Exchange Agent via the contact details on the last page of this Offer Document.

        Vantico, the proposed Administrators or the Administrators (if appointed) may contact a Holder who wishes to receive information on the Administration Transaction at any time prior to or after the Expiration Date for their views on the Administration Transaction. Holders should be prepared to respond within a short timeframe to any such communications. The proposed Administrators are under no obligation to consult any Holder and are not bound by the views of any Holder.

        The Exchange Agent may disclose any such request to any party interested in the Exchange Offer or the Administration Transaction, including the Company, Vantico and/or the proposed Administrators.

SUMMARY FINANCIAL INFORMATION

Consolidated Statements of Operations for Vantico
(in millions of Swiss francs)

	12 months to December 31, 2002	12 months to December 31, 2001
	(unaudited)	(audited)
Net sales	1,476	1,601
Cost of goods sold	(1,098)	(1,175)

Gross profit	378	426
Selling, general and administrative expenses	(374)	(398)
Research and development	(40)	(44)
Restructuring charges	—	(14)
Contract settlement credits and charges, net	13	—
Impairment charges	(81)	—
Litigation charges	—	(42)

Operating (loss)/income	(104)	(72)
Interest expense	(106)	(117)
Unrealized investment gains	—	6
Currency exchange (losses)/gains	(3)	12
Minority interests	—	2
(Loss)/income before income taxes and cumulative effect of change in accounting principle	(213)	(169)
Income taxes	(10)	—

Loss before cumulative effect of change in accounting principle	(223)	(169)
Cumulative effect of change in accounting principles, net of tax	(4)	—

Net (loss)/income	(227)	(169)

Consolidated Balance Sheets for Vantico
(in millions of Swiss francs except share amounts)

	As at December 31, 2002	As at December 31, 2001
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	62	65
Marketable investments	—	41
Accounts receivable, net	260	258
Inventories, net	232	262
Prepayments and other current assets	35	40

Total current assets	589	666

Property, plant and equipment, net	556	681
Goodwill, net	37	34
Other intangible assets, net	156	256
Other long-term assets	121	235

Total assets	1,459	1,872

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	134	148
Short-term debt	89	64
Accruals and other current liabilities	131	207

Total current liabilities	354	419

Long-term debt	900	943
Deferred income tax liability	21	45
Other long-term liabilities	112	124

Total liabilities	1,387	1,531

Commitments and contingencies
Shareholders' equity
Share capital (authorized and issued—267,741,400 ordinary shares, without nominal value)	669	—
Share capital (authorized and issued—247,200,000 ordinary shares of CHF 2.50 each)	—	618
Retained deficit	(466)	(239)
Accumulated other comprehensive loss	(131)	(38)

Total shareholders' equity	72	341

Total liabilities and shareholders' equity	1,459	1,872

RISK FACTORS

Risks Related to the Financial Restructuring and Receipt of Units

An investment in Units involves significantly different risks than an investment in the Notes.

        If you participate in the Equity Alternative, you will receive Units. An investment in Units involves significantly different risks than your investment in Notes. In the event that the Company becomes subject to bankruptcy protection, whether voluntary or involuntary, creditors, including creditors in the Debt Financing, generally will rank prior in right of payment to and otherwise be treated in a more favorable manner than holders of outstanding equity securities, including Holders that receive Units in the Equity Exchange Offer.

We may be unable to operate or finance our business.

        If we are unable to successfully pursue our business objectives following completion of the Exchange Offer or any court approved restructuring, the value of the Company's securities could decline significantly. Moreover, if in the future we are unable to finance the Company's business operations or refinance its debt as it becomes due, or the Company chooses or is forced to liquidate, the rights of holders of Units will be junior in ranking to the rights of creditors of the Company.

There is no market for the Units.

        There is no public market for the Units, and it is not anticipated that a public market will develop for the Units. Holders receiving Units may not, therefore, be able to liquidate their investments in the event of an emergency. Consequently, the election of the Equity Alternative should be considered only as a long-term investment.

The Units are subject to transferability restrictions.

        The Units have not been and will not be registered under the Securities Act or any US state securities laws, and, as such, the Units will not be transferable without registration under the Securities Act and applicable US state securities laws or an exemption therefrom. In addition, the Units will be subject to restrictions on transfer under the LLC Agreement, including restrictions on the persons to whom the Units may be transferred, procedural requirements in connection with transfers, and substantive restrictions including rights of first offer and first refusal.

There are risks associated with the concentrated ownership of the Units. The Company may have substantial holders of Units that may not act consistently with the interests of the other holders of Units.

        It is anticipated that upon the completion of the Restructuring, MatlinPatterson will indirectly hold more than 60% of the Units and that it will transfer its Units to Huntsman, after which Huntsman would control the majority member of the Company. The ownership interest of Huntsman will result in it having a substantial control over the Company. Huntsman will have the ability to designate a majority of the Company's managers and therefore will be able to control a number of matters requiring approval by the Company's board of managers. See "Description of LLC Agreement and Units."

If you participate in the Equity Alternative, you will be bound by the terms of the LLC Agreement which, among other things, provides Huntsman with the right to exchange your Units for equity securities of Huntsman or an affiliate of Huntsman under certain circumstances.

        If you elect to receive the Equity Alternative you will become a party to the LLC Agreement and will be bound thereby. The LLC Agreement sets forth the rights and obligations of the members of the Company. As a member of the Company, under certain circumstances you would be subject to the right of Huntsman to require you to sell your Units to Huntsman or an affiliate of Huntsman in exchange for equity securities of Huntsman or an affiliate of Huntsman. In addition, under the LLC Agreement, if the Parent elects to sell its Units to a third party, the Parent has the right to require you to sell your Units to such party on the same terms. The price and terms of any such sale will be determined by the Parent. For a summary of certain of the terms of the LLC Agreement, see "Description of LLC Agreement and Units" below.

Under certain circumstances, the Units could be exchanged for securities issued by Huntsman or one of its affiliates.

        Pursuant to the terms of the LLC Agreement, under certain circumstances (which may be beyond the control of a holder of Units), the Units may be exchanged for securities of Huntsman or one of its affiliates. See "Description of LLC Agreement and Units". Although certain of the businesses of Vantico and certain of Huntsman's businesses are similar in some respects, an investment in securities issued by Huntsman would entail significantly different risks than an investment in Units.

If the public perception of this Restructuring is negative, it could have an adverse effect on the Company's business.

        Regardless of whether the Restructuring is successful, the public perception of the Company may be negatively impacted by the mere fact that the Restructuring has been attempted. If, due to negative press articles or otherwise, the Company's current and potential customers and suppliers perceive it as a company with financial difficulties, they may decide not to purchase its products and services, or to no longer supply it with their products or services or suppliers may decide to supply these products and services to it on less favorable terms. In particular, the Company's ability to procure contracts with larger customers, which are usually awarded through bidding processes, may be compromised. Such a public perception could also adversely impact the Company's future access to additional capital, make it more difficult to hire and retain key employees and have other material adverse effects on the Company's business, results of operations and financial condition.

The Equity Private Placement, the Bridge Equitization and any Additional Equity Investment could result in substantial dilution to Holders who elect the Equity Alternative.

        If you participate in the Equity Alternative, the percentage ownership in the Company represented by the Units you receive could be diluted substantially by the issuance of additional Units in connection with other aspects of the Restructuring, including the Equity Private Placement, the Bridge Equitization and any Additional Equity Investment. Upon consummation of the Restructuring, Holders of the Notes and the lender of the Group Bridge could hold between approximately 14.5% (assuming Units are issued to Holding and the maximum amount of Units are issued with respect the Bridge Equitization and Additional Equity Investment) and 36.9% (assuming no Units are issued to Holding or with respect to the Bridge Equitization or the Additional Equity Investment) of the Units outstanding in respect of their holdings in the Notes and the Group Bridge.

Risks Related to Non-Participating Holders of Notes if the Exchange Offer is Completed

Vantico will not have the benefit of the cash flows of its current operating subsidiaries to make payments on the Notes.

        The Restructuring of Vantico's debt and equity and the acquisition of Vantico by the Company and, indirectly, by Huntsman, will result in a restructuring of the corporate structure of the Company. In that case, Holders of Notes that do not tender their Notes in the Exchange Offer should be aware that the current operating subsidiaries of Vantico will cease to be wholly-owned by Vantico and will become subsidiaries of Huntsman, and the cash-flow of such companies will not be available to Vantico, including to make payments on the Notes.

If you do not exchange your Notes, your rights under the Indenture that governs the Notes will be substantially diminished.

        Regardless of whether the Exchange Offer is completed, any Notes not exchanged pursuant to the Exchange Offer will no longer be entitled to the benefits of the restrictive covenants and certain other provisions contained in the Indenture. In particular, the elimination of the restrictive covenants contained in the Indenture will enhance Vantico's future financial and operating flexibility. The modification of the restrictive covenants and other provisions permits Vantico to take actions that could increase the credit risks faced by non-exchanging Holders or that could otherwise be adverse to the interests of non-exchanging Holders. For example, the current restrictions on the incurrence of additional indebtedness and payment of dividends contained in the Indenture will no longer apply. In addition, upon removal of these restrictive covenants and certain other provisions, it is possible that any new indebtedness that Vantico incurs in the future may be at the level of one or more subsidiaries and that the Notes that are held by the non-exchanging Holders will thereafter be structurally subordinated to such new indebtedness. However, in no event will the changes effected alter Vantico's obligation to pay the principal of, or interest on, the Notes, or alter the respective maturity dates of the Notes. However, following consummation of the Restructuring, the current operating subsidiaries of Vantico (which is the obligor under the Notes) will cease to be subsidiaries of Vantico and the assets and cash flows of such subsidiaries will not be available to satisfy any obligations under the Notes.

If you do not exchange your Notes, you will substantially lose the benefit of the change of control provisions in the Indenture.

        The Restructuring will constitute a change of control under the Indenture. The Indenture provides that upon a change of control, a Holder may require Vantico to repurchase such Holder's Notes at 101% of their principal amount. However, because pursuant to the Restructuring, International (which is the primary asset of Vantico) will no longer be a subsidiary of Vantico, Vantico is unlikely to have access to assets or cash flows to fulfil any obligation it may have to repurchase Notes.

If you do not exchange your Notes, there may be a smaller public trading market for your Notes.

        To the extent that Notes are exchanged in the Exchange Offer, the trading markets for the Notes that remain outstanding thereafter may become more limited and illiquid. A debt security with a smaller "float" may command a lower price than would a comparable debt security with a greater float. Therefore, the market price for Notes not exchanged may be affected adversely to the extent the amount of Notes exchanged pursuant to the Exchange Offer reduces the float of the Notes. The reduced float may also tend to make the trading price more volatile. In addition, with all of their restrictive covenants and certain other provisions eliminated, the Notes may trade at a discount to comparable debt securities with standard covenant and other protections. There can be no assurance that any trading market will exist for the Notes following the Exchange Offer. The extent of the market for the Notes following completion of the Exchange Offer would depend upon the number of Holders that remain at such time, the interest in maintaining a market in the Notes on the part of securities firms, and other factors. After completion of the Exchange Offer, the Exchange Act registration of the Notes will be terminated and Vantico will cease to file reports under the Exchange Act. Thereafter, Vantico will no longer make publicly available financial statements or other information about its business and financial condition. The lack of publicly available information will make the market for the Notes even more illiquid as investors generally will not purchase securities without any knowledge of the issuer's current financial condition.

Risks Related to Administration Proceedings

Consequences to Holders of Notes if the Exchange Offer is not consummated.

        If the Exchange Offer is not consummated, the directors of Vantico intend to petition an English court for an administration order (the "Administration Order") to implement the following:

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  During the Administration, one option available to the Administrators is to accept the proposals by the Company, as further outlined at page 12 above, pursuant to which Vantico, managed by the Administrators, would sell the entire share capital of International to the Company in return for consideration of €66.8 million and warrants in the Company. The consideration paid to the Company under the Administration Transaction would be less than the consideration which would be paid to the Holders under the Exchange Offer. Holders who would like to be consulted about the Administration Transaction should make a request to the Exchange Agent in accordance with the procedure set out at page 12 above.

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  As further outlined at page 12 above, the Administrator may propose a scheme of arrangement under which the proceeds of the Administration Transaction (less any liabilities of Vantico) would be distributed to the creditors of Vantico (the "Administration Steps").

Administration order is granted at the discretion of the Court

        If an application is made to the High Court of England & Wales for an order that Vantico be placed in administration, the court may decline to make that order in its discretion. Accordingly, there can be no assurance that a petition to place Vantico in administration would succeed. The Administration Steps would not proceed if the court declined to order that Vantico be placed in administration.

Risk Related to the Vantico Group of Companies

Substantial Debt—The Company's substantial leverage and debt service obligations could adversely affect our business.

        The Company will have a large amount of outstanding indebtedness. On a pro forma basis, after giving effect to the Restructuring and the Debt Financing, as of December 31, 2002, the Company had total debt of CHF 452 million. In addition, the Company will have up to CHF 69 million additional availability under the New Revolving Credit Facility. There can be no assurance that the Company will be able to repay all of its outstanding indebtedness as it comes due and that the Company will not become insolvent.

        The Company's high level of debt could have important consequences to holder of Units, including the following:

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  the Company may have difficulty borrowing money in the future for working capital, capital expenditures, acquisitions or general corporate purposes;

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  the Company will need to use a large portion of its cash flow from operations to pay principal and interest on its debt, which will reduce the amount of cash available to the Company to finance its operations and other business activities;

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  the Company may have a much higher level of debt than certain of its competitors, which may put the Company at a competitive disadvantage; and

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  the Company's debt level makes it more vulnerable to economic downturns and adverse developments in its business.

        The Company and its subsidiaries may be able to incur substantial debt in the future. The terms of the instruments governing the Company's debt will restrict, but not fully prohibit, the Company and its affiliates from doing so. If new debt is added to the Company's debt described above, the related risks that it faces could intensify.

Restrictive Covenants—The Company and its subsidiaries are expected to be subject to restrictive debt covenants.

        The Company and its subsidiaries (collectively, the "Subsidiaries") are seeking to obtain the Debt Financing; however, the terms of the Debt Financing have not yet been determined. It can be expected that any definitive agreements for Debt Financing will subject the Company and its subsidiaries to restrictive covenants, including covenants which would among other things, restrict the ability of the Subsidiaries, including International, to make any payments or distributions to the Company. The definitive Debt Financing documentation may also require the Company and the Subsidiaries to maintain specified financial ratios and satisfy financial condition tests. The ability of the Company and the Subsidiaries to meet those financial ratios and tests could be affected by events beyond the Company's control and the Company and the Subsidiaries may be unable to meet those ratios and tests. A breach of any of these covenants, ratios, tests or restrictions could result in an event of default under the definitive Debt Financing documentation or the indenture governing the Notes. An event of default under the definitive Debt Financing documentation would likely permit the creditors thereunder to elect to declare all amounts outstanding under the definitive loan documentation, together with accrued interest, to be immediately due and payable. If the Company and the Subsidiaries were unable to repay those amounts, the creditors could proceed against any collateral granted to them to secure repayment of these amounts. In such an event, the assets of the Company and the Subsidiaries may be insufficient to repay in full the debt.

Prices can be cyclical and may decrease due to supply and demand.

        Many of the Company's customers are in mature industries that have cyclical periods of expansion and contraction, which affects the demand for its products and can, during periods of contraction, put pressure on its ability to raise or maintain prices. Changes in the supply or demand for the Company's products can harm the results of the Company's business, particularly its sales of basic resins and their common derivatives.

        Supply and pricing can also be affected by decreased demand in the markets the Company serves. For example, the recent declines in the electronics market has meant that integrated producers of laminates for the electronics market have seen their demand decrease. This has led at least one major producer of electronics laminates to sell basic resins normally consumed in the manufacture of its laminates into other markets, increasing supply and decreasing prices in these markets.

        Many of the industries the Company serves have been consolidated into the hands of fewer participants in recent years. As a result, in many industries in which the Company's products are used, such as aerospace, automotive and heavy electrical equipment manufacturing, there are only a few large potential customers for our products and may be fewer potential customers in the future. Where our customers are in consolidated industries, they may have greater bargaining power, decreasing the Company's ability to raise or maintain its prices.

        In addition, external factors beyond the Company's control, such as general economic conditions, competitors' actions, international events and circumstances and governmental regulation in the United States and in other foreign jurisdictions can cause volatility in raw material prices, as well as fluctuations in demand for the Company products, product prices, volumes and margins.

The Company Depends on Certain Raw Materials—The Company's operating margins may decrease if it cannot pass on increased raw material prices to customers or if prices for its products decrease faster than raw material prices or if the price it pays under long-term supply contracts is above the market price.

        The base petrochemical industry, which affects the Company's raw material prices, historically has experienced alternating periods of tight supply, causing prices and profit margins to increase, followed by periods of substantial capacity increase, resulting in oversupply, declining prices, reduction in the use of existing production capacity and lower operating profit margins.

        Bisphenol A, epichlorohydrin and liquid epoxy resin are key raw materials for the Company products, particularly in Polymer Specialties. The cost of these materials, in the aggregate, generally represents a significant portion of the Company's raw material costs. The prices and availability of these raw materials change with market conditions and may be highly volatile. In addition, for one of the raw materials, epichlorohydrin, Dow Chemical is the Company's principal supplier. The Company has generally been able to pass on changes in the prices of raw materials to the Company's customers within three to six months after they come into effect. However, there have been, and may be in the future, periods of time during which raw material price increases cannot be passed on to customers. Even during periods in which raw material prices decrease, the Company may suffer decreasing operating profit margins, if raw material price reductions occur at a slower rate than the rate of decreases in the selling prices of the Company's products. The Company typically does not enter into hedging arrangements with respect to prices of raw materials but the Company has entered into long-term supply contracts for raw materials. Any major change in the supply or price of these raw materials or any large difference between the price the Company pays under its supply contracts and market price could harm its business, financial condition and results of operations.

Inability to Implement the Company's Business and Cost Reduction Strategies—The Company's business may be harmed if it is unable to implement its business and cost reduction strategies.

        The Company's future financial performance and success will largely depend on its ability to implement its business strategies successfully. The Company may not be able to successfully implement its business strategies. These strategies may not sustain or improve and may harm the Company's results of operations in targeted sectors. In particular, the Company may be unable to lower its production costs, increase its manufacturing efficiency, enhance its current portfolio of products or capitalize on its status as a subsidiary of Huntsman.

        The Company's business strategies are based on its assumptions about future demand for its products and the new products and applications it is developing, and on its continuing ability to produce its products profitably. Each of these factors depends, among other things, on the Company's ability to:

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  finance its operating and product development activities, and to maintain high quality and efficient manufacturing operations;

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  relocate and close certain manufacturing facilities as part of the Restructuring with minimal disruption to its operations;

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  access quality raw materials in a cost-effective and timely manner;

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  protect its intellectual property portfolio; and

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  retain and attract highly-skilled technical, marketing and managerial personnel.

        The Company may be unable to implement on a timely basis its business strategies, including the reductions or rationalization that are part of its cost reduction strategy. In the process of implementing its business strategies, it may experience severe business disruption, loss of key personnel and difficulties with respect to the gathering and processing of accounting information. In addition, the costs involved in implementing its strategies may be substantially greater than the Company currently anticipates. Any failure to develop, revise or implement its business strategies in a timely and effective manner may hinder the Company's business, results of operations and financial condition.

The Company has many competitors, some of whom have significantly greater resources than it has.

        The Company competes with a variety of other companies in the markets in which it operates, though it does not compete with any one company in all of the markets in which it operates. Its ability to compete effectively is based on a number of considerations, such as product innovation, product quality, service, distribution capability and price. The relative importance of these considerations is not consistent across the markets in which it operates. In the market for basic resins and their common derivatives, the Company competes on the basis of price and service with companies which are back integrated into the key raw materials for basic resins, bisphenol A and epicholorohydrin, which the Company does not produce. This back integration may give the Company's competitors a market advantage in certain circumstances and in some markets. The Company purchases a material amount of its bisphenol A and epicholorohydrin, and some basic resins, from one or more of its competitors in the market for basic resins and their common derivatives, which may give those competitors a market advantage in certain circumstances. Since most of its products contain derivatives of basic resins, its ability to access supplies of bisphenol A, epicholorohydrin and basic resins at competitive prices is material to its ability to compete effectively. The Company may have insufficient financial resources in comparison to some of its competitors, some of which are larger and have significantly greater financial and other resources than the Company, to respond to these financial pressures and to continue to make investments in its business. In the Company's other markets, it competes on the basis of product innovation, product quality and distribution capability.

Technological Innovation—Failure to keep up with the technological innovation in the specialty chemicals business could harm the Company's profitability and cash flows.

        The Company's operating results will depend to a significant extent on its ability to continue to introduce new products and applications that offer distinct value for its customers. In many of the industry sectors to which it sells its products, products become obsolete rapidly. For example, printed wiring board materials may have a market life of only 12 to 18 months. As a result, rapid and frequent developments are needed in order to remain competitive and to minimize the effects of downward sales price pressure when a product matures. Likewise, manufacturers periodically introduce new generations of products or require new technological capacity to develop customized products. The Company expects to continue to identify, develop and market innovative products on a timely basis to replace existing products in order to maintain its profit margins and its competitive position. The Company intends to devote sizeable resources to the development of new technologically advanced products and to continue to devote a substantial amount of expenditure to the research, development and technology process functions of its business. However, the Company is unable to give assurance that:

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  the Company can always successfully develop new products and applications or bring them to market in a timely manner;

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  products or technologies developed by others will not render the Company's offerings obsolete or non-competitive;

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  the market will accept the Company's innovations; and

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  the Company's competitors will not be able to produce its core non-patented products at a lower cost.

Technological Innovation—There may be a long delay in regaining lost customers.

        Key customers may switch to other suppliers if the Company is not technologically innovative and high switching costs for those customers may mean that it is difficult to regain them again until the end of the life cycle of the other suppliers' products, which may be several years.

Exchange Rate Fluctuations—The Company's operations are conducted globally and its results of operations are subject to currency translation risk and currency transaction risk.

        The Company expects to report its financial results in US dollars. The financial condition and results of operations of each operating subsidiary are reported in the relevant local currency and would then be translated into US dollars at the applicable currency exchange rate for inclusion in the Company's financial statements. Exchange rates between these currencies and US dollars in recent years have fluctuated and may do so in the future. The Company generates the majority of its revenues in Euros and US dollars; however, the Company also incurs a substantial proportion of its operating expenses in other currencies, including Swiss Francs and British pounds. Any appreciation of the US dollar against the euro and other world currencies may adversely affect sales as reported in US dollars and also affect the comparability of the Company's results between different financial periods. Significant changes in the value of the Euro, US dollar, Swiss franc and British pound relative to each other could also harm the Company's financial condition and results of operations.

        In addition to currency translation risks, the Company incurs a currency transaction risk whenever one of its operating subsidiaries enters into either a purchase or a sales transaction using a different currency from the currency in which it receives revenues. Given the volatility of exchange rates, there can be no assurance that the Company will be able to manage its currency transaction and/or translation risks effectively, or that any volatility in currency exchange rates will not have a material adverse effect on its financial condition or results of operations.

Environmental Regulation—The costs of environmental compliance and clean-up expenditure could harm the Company's financial results and condition.

        Certain statutes may impose joint and several environmental liabilities on the Company regardless of whether the Company is at fault. As part of the acquisition of the performance polymers business of Ciba S.C., Ciba S.C. has agreed to indemnify the Company for certain environmental liabilities and remedial costs, unlimited in time and/or amount, arising out of conditions prior to the acquisition of any site previously owned, occupied, used or controlled by the performance polymers business of Ciba S.C. or at any US site. Ciba S.C. has also indemnified the Company to a limited extent for remedial costs at non-US sites. These indemnities are subject to restrictions on conduct. Although the Company expects that the indemnities given by Ciba S.C. will be sufficient to cover liabilities for past environmental matters, the Company may be exposed to future liability. The Company's financial results and condition may be adversely affected to the extent that (a) Ciba S.C. does not fulfil its obligations under its indemnities, (b) the Company breaches its undertaking not to disturb the soil or to carry out construction activities which may worsen existing conditions, or (c) the Company fails to mitigate its losses (as required under Swiss law in respect of claims under indemnities).

        The Company is subject to extensive environmental, health and safety laws, many of which impose liabilities on the Company in the event of damage to natural resources. These laws provide for substantial fines and potential criminal sanctions for violations. Environmental laws also affect how the Company operates its business, as well as how the Company cleans up at current and former facilities. In addition, individuals could seek payment of damages from the Company for alleged personal injury or property damage due to exposure to chemicals or substances at its facilities or to chemicals or substances otherwise owned or controlled by the Company. Some of the Company's manufacturing sites have an extended history of industrial chemical processes, including on-site waste disposal. The Company is aware of soil, groundwater and surface water contamination from past operations at some of its sites and the Company may find contamination at other sites in the future. In particular, the Company is aware that there is significant contamination, largely related to a landfill and lagoons, at the Company's plant in McIntosh, Alabama, United States. Further, soil and groundwater contamination have been identified in the Company's plants in Duxford, United Kingdom, and Monthey, Switzerland.

        Estimated costs for future environmental compliance and remedial or other costs are often imprecise. From information presently available, the Company does not expect that future costs will seriously affect its competitive or financial position, or its ongoing results of operations. However, it is not possible to predict accurately the amount or timing of costs of any future compliance or remediation requirements. These costs could substantially affect the Company's results of operations or financial condition.

Health and Safety Regulation—Regulations to which the Company's products are subject could increase costs or otherwise harm the Company's results of operations.

        The Company's products (including the raw materials the Company handles) are subject to rigorous industrial hygiene regulations and investigations. There is a risk that a key raw material or one of the Company's finished products could be recharacterized as having a toxicological or health-related impact on the environment or on the Company's customers or employees. For example, a number of the chemicals and substances used in the Company's business are animal (Category II) carcinogens. In 1995, several employees at the Company's McIntosh, Alabama, United States, site were exposed to one such chemical or substance, although no serious permanent health defects were reported. Industrial hygiene regulations are continually strengthened and if such a recharacterization occurs, the relevant material, chemical or product may be banned or the Company may incur substantial costs in order to comply with new requirements. Changes in industrial hygiene regulations also affect the marketability of certain of the Company's products and have been a key factor, for instance, in the shift from solvent-based to solid-based products in Polymer Specialties.

        Changes in industrial hygiene regulations may increase the Company's costs, make some of the Company's products obsolete or otherwise harm the Company's results of operations.

International Operations—As a global business, the Company is exposed to local business risks in several different countries which could harm its financial condition or results of operations.

        The Company manufactures and distributes its products in many countries around the world, and one of the Company's strategies is to expand outside its traditional European markets. The Company is, and may increasingly become, confronted with different political, social, legal and regulatory requirements in many jurisdictions which affect the cost of doing business. These include:

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  tariffs and trade barriers;

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  exchange controls;

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  requirements relating to withholding taxes on remittances and other payments by subsidiaries;

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  different regimes controlling the protection of the Company's intellectual property;

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  restrictions on the Company's ability to own or operate subsidiaries or acquire new businesses in these jurisdictions; and

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  restrictions on the Company's ability to repatriate dividends from its subsidiaries.

        The Company's international operations also expose the Company to different local political and business risks and challenges. For example:

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  the Company may be faced with political and social instability in countries in which it operates that could result in nationalization or seizure of the Company's assets;

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  the Company is faced with potential difficulties in staffing and managing local operations; and

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  the Company has to design local solutions to manage credit risks of local customers and distributors.

        The Company's expansion in emerging markets requires the Company to respond to rapid changes in market conditions in these countries. The Company's overall success as a global business depends, in part, upon the Company's ability to succeed in differing economic, social and political conditions. The Company may not continue to succeed in developing and implementing policies and strategies that are effective in each location where it does business and failure to do so could harm its results of operations.

Tax Risks—Changes in tax law could adversely affect the Company's financial condition.

        Several countries in which the Company operates have sophisticated tax regimes. As a result, changes in tax regulations, policy or enforcement in different countries could adversely affect the Company's overall financial condition.

Intellectual Property—The Company depends on proprietary technologies and may be unable to adequately protect its intellectual property rights and may be subject to claims that it is infringing upon the rights of others.

        Proprietary protection of the Company's formulations, processes, apparatuses and other technology is important to its business. The Company relies upon un-patented proprietary expertise and continuing technological innovation and other trade secrets to develop and maintain its competitive position. Others may obtain knowledge of trade secrets through independent development or by other means. To a lesser extent, the Company also relies on patents to protect its intellectual property. Patented products are currently expected to account for a greater proportion of the Company's sales in the future as the Company changes its product portfolio mix. While a presumption of validity exists with respect to patents issued to the Company in the United States and other jurisdictions, there can be no assurance that any of its patents will not be challenged, invalidated, circumvented or otherwise rendered unenforceable. The laws of many countries do not protect the Company's intellectual property rights to the same extent as the laws of the United States.

        Furthermore, pending patent applications filed by the Company might not result in an issued patent. Even if patents are issued to the Company, they may not provide protection against competitors or against competitive technologies. The expiry of a patent can result in intense competition, particularly from generic producers, with consequent erosion of profit margins. The failure of the Company's patents to protect its formulations, processes, apparatus, technology, trade secrets or proprietary know-how could hurt the Company's business, financial condition and results of operations.

        The Company has received communications asserting that its products or their applications infringe on a third party's proprietary rights. Such claims, with or without merit, could subject the Company to costly litigation and divert its technical and management personnel from their regular responsibilities. Furthermore, successful claims could cause the Company to suspend the manufacture of products using the contested invention and have a material adverse effect on the Company's business, financial condition and operating results.

Product Liability—The Company's products are often critical to the Company's purchasers' products; therefore the Company may be liable for damages arising from liability claims.

        Many of the Company's products, most notably those used in structural aerospace applications and those used in the electrical power generation and distribution equipment manufacturing industries, among others, provide attributes critical to the performance of the Company's customers' products. Therefore, the sale of these products involves the risk of product liability claims if the Company's products fail.

        A successful product liability claim or series of claims against the Company in excess of its insurance coverage, or for payments for which the Company is not otherwise indemnified, would harm the Company's business, financial condition and results of operations.

PURPOSE AND EFFECTS OF THE RESTRUCTURING, THE DEBT FINANCING AND THE EQUITY PRIVATE PLACEMENT

        The restructuring of Vantico and its affiliates is expected to be executed by means of the Exchange Offer, the Equity Private Placement, the Bridge Equitization, the Debt Financing and the Additional Equity Investment, if any. In the Exchange Offer, the Company will issue to Holders who tender their Notes and elect to receive the Equity Alternative and, through the Parent, to an affiliate of MGPE, as lender of the Group Bridge, Units in exchange for Notes and the Group Bridge. Ninety-five percent of the Units to be outstanding following the consummation of the Exchange Offer and the Company's acquisition of the shares of Vantico (before completion of the Equity Private Placement, the Bridge Equitization, and the Additional Equity Investment, each as described herein) will be allocated to Holders who elect to receive the Equity Alternative and the lender of the Group Bridge (such 95% figure including the Units received by members of the Committee in consideration of their contributions of Notes to the Company and providing funding for the Cash Alternative, through the Parent. Assuming agreement is reached with Holding, the remaining 5% of the Units will be allocated to Holding in exchange for the shares of Vantico. In the event an agreement is not reached with Holding such 5% of the Units will not be issued. The Company will exchange the Notes and the Group Bridge with Vantico in exchange for the additional shares of Vantico immediately after the Exchange Offer terminates assuming that the Requisite Majority of the Notes are tendered and that the other Exchange Offer Conditions are satisfied or waived by the Company.

        In the Equity Private Placement, the Company is expected to issue for cash additional Units (which will constitute approximately 62% of the Units outstanding after consummation of the Equity Private Placement, subject to dilution by the Bridge Equitization, if any, and the Additional Equity Investment, if any). In the Bridge Equitization, the Company is expected to issue additional Units which will constitute up to approximately 20% of the Units outstanding after the Bridge Equitization, subject to dilution by the Additional Equity Investment, if any. In the Additional Equity Investment, the Company may issue additional Units which may constitute up to 50% of the Units outstanding after consummation of the Additional Equity Investment. Accordingly, upon consummation of the Restructuring, the Holders of the Notes and an affiliate of MGPE, as lender of the Group Bridge, could hold between approximately 14.5% (assuming Units are issued to Holding and the maximum amount of Units are issued with respect to the Bridge Equitization and Additional Equity Investment) and 36.9% (assuming no Units are issued to Holding or with respect to the Bridge Equitization or Additional Equity Investment) of the Units outstanding in respect of their holdings in the Notes and the Group Bridge.

        The Company holds approximately 73% of the outstanding principal amount of the Notes, such Notes having been deposited in the Company (through the Parent) by MatlinPatterson and SISU as the members of the Committee. The Committee provided a Bridge Facility of up to CHF 50 million to International as part of the Restructuring. Amounts outstanding on the Bridge Facility at the close of the Restructuring, if any, will be repaid by International to the extent possible with available liquidity resources and subject to maintaining certain liquidity levels within the Company. The remainder of the Bridge Equitization will be effected on the basis that each CHF 1 million of then-outstanding principal and accrued interest under the Bridge Facility will be converted into 0.4% of the Units to be outstanding after consummation of the Exchange Offer, the Equity Private Placement and such Bridge Equitization.

        It is anticipated that upon the completion of the Restructuring, MatlinPatterson, a member of the Committee, will beneficially own more than 60% of the Units, and that it will transfer its Units in the Company to Huntsman, which is jointly owned by the Huntsman family and MatlinPatterson. Huntsman would then control the majority member of the Company.

        In connection with the Restructuring, the Company, as Holder of a majority of the aggregate principal amount of the Notes outstanding, will adopt certain amendments and certain waivers to the Indenture that will eliminate substantially all of the restrictive covenants, certain events of default and certain additional covenants and rights contained in the Indenture. In addition, following consummation of the Restructuring, the current operating subsidiaries of Vantico (which is the obligor under the Notes) will cease to be subsidiaries of Vantico and the assets and cash flows of such subsidiaries will not be available to satisfy any obligations under the Notes.

        The corporate structure of Vantico and its affiliated companies will be significantly changed as a result of the Restructuring. The following diagram displays the current structure of Vantico and its affiliates and indicates the type of debt owed by each Vantico company.

Before Restructuring

1 Includes guaranteed overdrafts and short-term debt.

        The following diagram displays the expected corporate structure upon completion of the Restructuring.

After Restructuring
(Assuming Consummated Exchange Offer)

  Framework Agreement

        Vantico, the Company, Holding, International, the members of the Committee, MGDCS and MGPE have entered into an agreement under which the parties have agreed to take all necessary steps to effect the Restructuring. Under the terms of the Framework Agreement (among other things) each party has undertaken to each other party to use all reasonable endeavors (so far as they are within their powers) to ensure the satisfaction of the Exchange Offer Conditions and to enable the Restructuring to be consummated by July 18, 2003 (or such later date as agreed by Vantico and the Committee), at which date the agreement terminates.

  Equity Private Placement

        As part of the Restructuring, there will be a share issue to raise CHF 150 million of new money. The new money raised through the Equity Private Placement is expected to purchase approximately 62% of the Units to be outstanding after consummation of the Equity Private Placement, subject to the dilution by the Bridge Equitization and the Additional Equity Investment (if any).

        The Units in the Equity Private Placement will be offered to Holders who tender their notes and elect to receive the Equity Alternative, to the stakeholders of Holding who receive Units, and to the Parent, pro rata on the basis of their post-Exchange-Offer, pre-Equity-Private-Placement equity interests in the Company; provided, that to the extent that subscriptions by persons other than the Parent would result in the Parent holding less than 80% of the outstanding Units, then the number of Units allocated to such persons will be scaled back pro rata on their subscription amounts such that the Parent will hold at least 80% of the outstanding Units. Any such Scale Back will take place after taking into account the Bridge Equitization and the Additional Equity Investment, if any, and any issuance of warrants or other equity securities to banks participating in the Debt Financing. Members of the Committee have agreed to cause the Parent to subscribe for the full amount of Equity Private Placement (subject to reduction to the extent other holders of Units have the right to subscribe, and do subscribe, for their respective shares of the Equity Private Placement) and to fund this subscription by themselves subscribing for additional units of membership interest in the Parent.

        At or about the Expiration Date, the Parent, MatlinPatterson, SISU and the lender of the Group Bridge will enter into the LLC Agreement, which will govern the rights of members of the Company. See "Description of LLC Agreement and Units" and the LLC Agreement attached hereto as Annex C. The LLC Agreement contains transfer restrictions, drag-along and tag-along provisions and provisions for approval of certain related party transactions and members' information rights.

DESCRIPTION OF LLC AGREEMENT AND UNITS

        The Company is a limited liability company organized under the laws of the State of Delaware. If the Exchange Offer is consummated, Holders who exercise the Equity Alternative will (i) become Members in the Company, (ii) become parties to the LLC Agreement and (iii) receive Units. The LLC Agreement sets forth the rights and obligations of Members. The Company retains the right to amend the LLC Agreement in any respect, except as otherwise set forth therein. The following summary of certain provisions of the LLC Agreement is necessarily incomplete and is qualified in its entirety by reference to the terms of the LLC Agreement, which are incorporated herein by reference. In considering whether to exercise the Equity Alternative, Holders are urged to read the LLC Agreement. A copy of the LLC Agreement is attached hereto as Annex C. For purposes of the provisions of the LLC Agreement, the Company and its subsidiaries are deemed not to be affiliates of Huntsman and its affiliates.

  Governance

        Except to the extent described below or as provided in the Delaware LLC Act, Members will have no voting or consent rights. When any vote or consent of Members other than Huntsman (the "Minority Investors") is required or permitted, the direct and indirect holdings of a Minority Investor in the Company will be taken into account. For purposes of this description of the LLC Agreement (other than the description of transfer restrictions set forth below), a reference to Units "indirectly" owned by a person means that person's pro-rata share, if any, of the Units held by Parent which arises by that person's ownership of shares in Parent. For example, if SISU owns directly 4% of the outstanding Units and 10% of the outstanding shares of Parent, and Parent owns 80% of the outstanding Units, then SISU "indirectly" owns 8% of the outstanding Units, and SISU will be deemed to own directly and indirectly 12% of the outstanding Units for such purposes. Except for the matters specifically discussed below, if any vote, consent or approval of the Members is required in respect of any matter, the LLC Agreement provides that the Board of Managers will first vote on the matter, and each Member will be required to vote in a manner consistent with the way the Board of Managers determines the matter, subject in the case of the approval of any Conflict Matter (as defined below) to any required approval of such matter by the Conflict Committee (as defined below).

        The business and affairs of the Company will be managed by a Board of Managers. The Board will consist of up to 15 managers. The managers will be appointed as follows:

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  SISU will have the right to appoint one manager (the "SISU Designee") for so long as either (i) SISU directly and indirectly owns at least the same percentage of outstanding Units (disregarding for purposes of this determination any Excluded Issuances (as defined below)) as it owns upon consummation of the Restructuring and SISU directly or indirectly owns at least 5% of the outstanding Units (without disregarding any Excluded Issuances) or (ii) SISU directly and indirectly owns at least 7.5% of the outstanding Units (without disregarding any Excluded Issuances).

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  If MGPE directly and indirectly owns at least 10% of the outstanding Units upon consummation of the Restructuring, then for so long as MGPE owns directly and indirectly, at least 7.5% of the outstanding Units (disregarding for purposes of this determination any Excluded Issuances) and at least 5% of the outstanding Units (without disregarding any Excluded Issuances), MGPE will have the right to appoint one manager (the "MGPE Designee").

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  If neither SISU nor MGPE is entitled to appoint a manager, then for so long as the Minority Investors as a group directly and indirectly own, in the aggregate, at least 10% of the outstanding Units (disregarding for purposes of this determination any Excluded Issuances) and at least 7.5% of the outstanding Units (without disregarding any Excluded Issuances), the Minority Investors who directly and indirectly own a majority of the Units which are directly and indirectly held by all Minority Investors, voting as a group, will be entitled to appoint one manager (the "Investor Designee"). The SISU Designee, if any, the MGPE Designee, if any, or the Investor Designee, if any, is each referred to herein as an "Investor Manager", and collectively as the "Investor Managers".

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  If having used reasonable efforts to do so, Parent is able to identify an individual acceptable to Parent who is willing to serve as an independent manager, then, subject to the consent of the Investor Manager or Investor Managers, if any, which consent may not be unreasonably withheld, Parent will appoint such individual as a manager (the "Independent Designee").

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  Parent will appoint all other managers. The managers who are appointed by Parent, other than the Independent Designee, are referred to herein as the "Huntsman Designees".

        Except as described below, the vote of a majority of the Managers (at least a majority of whom are Huntsman Designees) will constitute the act of the Board of Managers. In addition to approval by the Board of Managers, certain actions ("Conflict Matters") will require the approval of a majority of the members of a committee of the Board of Managers (the "Conflict Committee") consisting of the Investor Managers and one Huntsman Designee. In the event that there is only one Investor Manager, then the Independent Designee, if any, will be a member of the Conflict Committee. If at any time there is not an Investor Manager, then there will not be a Conflict Committee, and Conflict Matters will require only the approval of the Board of Managers. Conflict Matters include the following:

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  Any amendment of the LLC Agreement (other than the Special Committee provisions) or the Company's Certificate of Formation in any manner that would have a material adverse effect on the rights attributable to the Units of the Minority Investors that would be disproportionate to the effect that such amendment would have on the rights attributable to the Units of Parent (an "Adverse Amendment");

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  Engaging in any material business activity outside the general scope of the Company's existing business (as described in the Business Plan), taken as a whole;

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  Any non-pro rata redemption, repurchase, retirement or other acquisition for value of any equity interest in the Company;

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  Any transaction (other than any Permitted Affiliate Transaction (as defined below)) by the Company or any of its subsidiaries with or for the benefit of Parent or any of its affiliates or by the Company or any of its subsidiaries with or for the benefit of MatlinPatterson or any of its affiliates with a value in excess of US$500,000;

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  Acquiring any business in any calendar year where the consideration paid in such acquisition, together with the aggregate consideration paid for all such previous acquisitions completed during such calendar year, exceeds US$30,000,000 in the aggregate for such calendar year;

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  Disposing of any business (other than any disposition of the Company's Optronics business in whole or in part to any person other than Parent or MatlinPatterson or any of their respective affiliates) in any transaction or series of related transactions where the consideration received exceeds an aggregate of US$30,000,000 per transaction or series of related transactions;

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  Incurring certain additional indebtedness which exceeds US$50,000,000 million in the aggregate;

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  Authorizing an initial public offering of any equity securities of the Company;

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  Approving the selection of any independent accounting firm to audit the Company's financial statements if such firm is not an internationally recognized accounting firm;

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  Any "Leveraged Distribution", as defined in the LLC Agreement;

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  Any dividends and distributions by the Company (including any dividend or distribution in connection with a leveraged recapitalization, regardless of whether such leveraged recapitalization would otherwise constitute a Conflict Matter); and

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  Adopting any equity incentive plan for officers, directors or employees of the Company (other than as contemplated in the Business Plan).

        In addition to the Conflict Matters, the Conflict Committee, if any, acting with the approval of all members of the committee other than the Huntsman Designee, will have the right to reasonably direct the Company's prosecution or defense of any litigation or claim with, by or against Huntsman or any of its Affiliates.

        In addition, the LLC Agreement provides that for so long as there is a SISU Designee, any dividends and distributions by the Company (including any dividend or distribution in connection with a leveraged recapitalization, regardless of whether such leveraged recapitalization would otherwise constitute a Conflict Matter) will require the approval of the SISU Designee in addition to any approval of the Board of Managers and the Conflict Committee.

        The LLC Agreement also provides that any proposal to cause the Company to wind up, dissolve, liquidate or file for, or consent to, any bankruptcy or similar proceeding with respect to the Company will require, in addition to the requisite approval of the Board of Managers, the unanimous approval of a special committee of the Board of Managers (the "Special Committee"). The Special Committee will consist of the Investor Managers, or, if there is only one Investor Manager at a given time, then such Investor Manager will constitute the sole member of the Special Committee. In the event that the Minority Investors do not have the right to designate an Investor Manager, the LLC Agreement provides that the Minority Investors will have an opportunity to designate a special representative who will constitute a "manager" of the Company for the limited purpose of serving on the Special Committee with respect to such proposal. Under the LLC Agreement, the failure of the Minority Investors to timely designate a special representative, or a vacancy on the Special Committee, may result in the elimination of the requirement for Special Committee approval of a proposal to cause the Company to wind up, dissolve, liquidate or file for, or consent to, any bankruptcy or similar proceeding with respect to the Company.

        In addition, the LLC Agreement provides that at any time that none of SISU, MGPE nor the Minority Investors as a group are entitled to designate an Investor Manager, any transaction (other than any Permitted Affiliate Transaction) by the Company or any of its subsidiaries with or for the benefit of Parent or any of its Affiliates or by the Company or any of its subsidiaries with or for the benefit of MatlinPatterson or any of its Affiliates with a value in excess of US$500,000 will require the prior approval of the Board of Managers and the approval of a majority of the members of a committee of the Board of Managers of the Company (the "Affiliate Transaction Committee") consisting of a special representative selected by the Minority Investors, one Huntsman Designee and the Independent Designee, if any.

        The LLC Agreement provides that a Manager will not be liable to the Company or to any Member or any other Manager for any loss or damage sustained by the Company or any Member or other Manager, unless the loss or damage is the result of fraud, deceit, gross negligence, reckless or intentional misconduct, or a knowing violation of law by the Manager. The LLC Agreement also provides that the only duties, including fiduciary duties, of a Manager (in his capacity as a Manager) to the Company and the Members are to act in good faith, in a manner such Manager reasonably believes to be in the best interests of the Company and its Members, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. Under the LLC Agreement, other precepts of Delaware corporate law which expand the duties of directors of a corporation, or which alter the procedural posture of a corporate director in any proceeding against the director, will not be applicable to the Managers.

        Under the LLC Agreement, a Manager will be fully protected in relying in good faith upon the records of the Company and its subsidiaries and upon such information, opinions, reports or statements presented to the Company and its subsidiaries by any of its other Managers, Members, or any of the officers, employees or committees of the Company or any of its subsidiaries, or others. In addition, the LLC Agreement provides that Managers may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors selected by them, and any opinion of any such person as to matters which the Managers reasonably believe to be within such person's professional or expert competence will be full and complete authorization and protection in respect of any action taken or suffered or omitted by the Managers in good faith and in accordance with such opinion.

        The LLC Agreement requires the Company to indemnify each Manager and officer of the Company and each person serving, at the request of the Company, as an officer or director of any subsidiary of the Company, with respect to all claims, proceedings or investigations in which such person may be involved, or threatened to be involved, as a party or otherwise by reason of his or her status as a Manager or officer of the Company or a director or officer of any subsidiary, or his or her management of the affairs of the Company or its subsidiaries, or which relate to the Company or its subsidiaries, or any of their respective properties, business or affairs, if the Manager, director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Company and in accordance with the terms and provisions of the LLC Agreement, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct to be unlawful. The LLC Agreement also provides for the advancement of expenses (including legal fees and disbursements) incurred by any such Manager, director or officer in defending any proceeding, subject to receipt of an undertaking to repay to the Company, under certain circumstances, the amounts advanced.

        In addition to the requisite approval of the Board of Managers and the Conflict Committee, if any, the LLC Agreement provides that certain matters will require the prior approval of the Minority Investors, as follows:

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  Any transaction by the Company or any of its subsidiaries with or for the benefit of Parent or any of its affiliates or by the Company or any of its subsidiaries with or for the benefit of MatlinPatterson or any of its affiliates (other than any Permitted Affiliate Transaction) with a value in excess of US$500,000 that is on terms which are less favorable to the Company than might reasonably have been obtained at such time from an unaffiliated party must be approved by Minority Investors who directly and indirectly own at least 90% of the aggregate Units directly and indirectly owned by all Minority Investors;

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  Any Adverse Amendment of the LLC Agreement or the Company's Certificate of Formation must be approved by Minority Investors who directly and indirectly own a majority of the Units directly and indirectly owned by all Minority Investors, voting as a group, except that if an Adverse Amendment is being made in connection with an initial public offering of any equity securities of the Company, no Minority Investor approval will be required;

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  From and after consummation of a Qualifying Huntsman IPO (as defined below), any redemption, repurchase, retirement or other acquisition for value of any equity interest in the Company where the proceeds payable to Parent in respect of such acquisition are greater than Parent's pro-rata share (based on the number of outstanding Units) of all of the proceeds payable in respect of such acquisition must be approved by Minority Investors who directly and indirectly own a majority of the Units directly and indirectly owned by all Minority Investors, voting as a group.

  Affiliate Transactions

        As discussed under "Summary—Recent Developments—Vantico's Relationship with Huntsman" above, it is contemplated that the Parent and its affiliates will conduct business with the Company and its subsidiaries. In addition to the approvals of the Conflict Committee, the Affiliate Transaction Committee, if any, and the Minority Investors described above, the LLC Agreement provides that not later than March 31st of each calendar year (beginning March 31, 2004), the Company must provide each Minority Investor with notice of any affiliate transaction or transactions (other than any Permitted Affiliate Transaction) during the immediately preceding calendar year with a value exceeding $500,000 individually or $5,000,000 in the aggregate with respect to Parent and its affiliates and MatlinPatterson and its affiliates, collectively. This notice requirement does not apply to the payment of any compensation, employee benefit or business expense reimbursement in the ordinary course of business to any Member or any affiliate of any Member who is an officer of, or is employed by, the Company or its subsidiaries or to the payment of any amount to the Members (whether by dividend, distribution or otherwise) in accordance with the provisions of the LLC Agreement governing distributions.

        The LLC Agreement defines "Permitted Affiliate Transaction" as (i) any transaction with or among direct or indirect subsidiaries of the Company, (ii) any transaction pursuant to any agreement in effect as the closing of the Restructuring or contemplated by or consistent with the Business Plan or, in any such case, any amendment thereto or any continuation or replacement agreement so long as such amendment, continuation or replacement is not more disadvantageous, taken as a whole, to the Company than the original agreement, or (iii) any ordinary course commercial transaction that is (x) for a term (in one or more related agreements) of no more than one year and for an amount not in excess of US$1,500,000 and (y) on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party.

  Transfer Restrictions

        Subject to the limitations described herein, the LLC Agreement permits a Member to sell, assign, pledge or otherwise transfer all or any portion of its Units. A Minority Investor may not directly or indirectly sell or transfer any of its Units to any person or entity (or any affiliate thereof) that is a competitor or former employee of, or, with certain exceptions, a customer or supplier of, the Company or any of its Subsidiaries (a "Restricted Person"), without the prior written consent of the Company (which consent may be withheld in the Company's sole discretion, provided that such consent shall not be arbitrarily withheld). In addition, a Minority Investor may not transfer any Units to any transferee that does not either (i) qualify as an "accredited investor" with in the meaning of Regulation 501(a) of the Securities Act, or (ii) qualify as a non-"US Person" for purposes of Regulation S of the Securities Act. Furthermore, a Minority Investor may not sell or transfer a number of Units that is less than 1% of the outstanding Units unless the Minority Investor and its affiliates are selling or transferring all of the Units held by them.

        The LLC Agreement also provides that if a Minority Investor becomes an affiliate of any Restricted Person in any transaction that is not otherwise prohibited under the LLC Agreement, then unless the Company grants its prior written consent (which consent may be withheld in the Company's sole discretion, provided that such consent shall not be arbitrarily withheld) to such transaction, the Minority Investor will automatically cease to be a Member, and the Minority Investor will be treated as, and will have only the rights of, an assignee of the economic rights associated with the Units that it holds, and the Minority Investor will no longer have any rights under the LLC Agreement, although the Minority Investor will remain subject to its obligations thereunder.

        The LLC Agreement provides that, prior to transferring any Units (whether directly or indirectly), a Minority Investor must comply with certain right of first offer/right of first refusal mechanics, which will provide Huntsman with an opportunity to acquire the Units proposed to be sold. If Huntsman does not take advantage of the opportunity to purchase the Units, the Minority Investor will have the right during a specified period of time to sell the Units to a third party on terms which are no less favorable to the Minority Investor.

        In addition to the restrictions described above, the LLC Agreement sets forth certain procedural requirements in connection with any transfer of Units, including requirements that the transferee execute a counterpart signature page to the LLC Agreement and, if required by the Board of Managers, that the transferor deliver to the Company an opinion of independent counsel satisfactory to the Company that the transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

  Tag and Drag Provisions

        The LLC Agreement provides that if Parent or any affiliate of Parent (as the case may be, a "Transferor") sells any of its Units, each Minority Investor will have the right to sell, on the same terms and conditions as the Transferor, its pro-rata share of the Units to be sold. Each participating Minority Investor and the Transferor will bear its proportionate share (based on consideration received) of the costs and expenses incurred in connection with any such transaction, as well as its proportionate share of any liabilities incurred in connection with any such transaction, including, but not limited to, any indemnification obligations relating to the business of the Company.

        The LLC Agreement also provides that at any time after the first anniversary of the closing of the Restructuring, Parent will have the right to cause the Company and/or each Member to enter into an agreement with an unaffiliated third party providing for the acquisition of the Company by such third party. Any such acquisition may take the form of a purchase of all or substantially all of the assets or equity of the Company, a merger, consolidation or similar transaction involving the Company or any of its significant subsidiaries, a share exchange, a stock or unit purchase or any other similar transaction. In connection with any such transaction, Parent will be entitled in its sole discretion to determine the form of, and the aggregate amount of, consideration to be paid for the Company. Each Minority Investor and Parent will bear its proportionate share (based on consideration received) of the costs and expenses incurred in connection with any such transaction, as well as its proportionate share of any liabilities incurred in connection with any such transaction, including, but not limited to, any indemnification obligations relating to the business of the Company.

        The LLC Agreement provides that if (i) MatlinPatterson has not initiated a sale process with respect to Huntsman Holdings on or prior to December 31, 2007, then at any time during the three-month period beginning on January 1, 2008, or (ii) certain events involving the bankruptcy of any entity that controls Parent occur, then at any time during the three month period beginning on the date of such event, or (iii) certain events involving the exercise of creditors' rights by certain creditors of any entity that controls Parent occur, then at any time during the three month period beginning on the date of such event, Minority Investors owning directly or indirectly a majority of the Units directly and indirectly held by all Minority Investors (provided that (x) the Minority Investors directly and indirectly own, in the aggregate, at least 10% of the outstanding Units (disregarding for purposes of this determination any Excluded Issuances) and at least 7.5% of the outstanding Units (without disregarding any Excluded Issuances) or (y) if the test described in clause (x) is not met, at such time SISU is entitled to designate a SISU Designee and SISU is part of such majority) will have the right to initiate certain procedures which could result in a sale of the Company.

  Put and Call Rights

        Under the LLC Agreement, each Minority Investor will have the right to require Parent to purchase all (but not less than all) of the Units held by the Minority Investor under certain terms and conditions. This put right is exercisable:

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  during the 10-day period commencing on each anniversary of the Effective Date, except that the put right will not be exercisable if (i) prior to October 1, 2005, the effect of the transaction is to cause a "change in ownership" of Huntsman Parent under Section 382 of the Code and at such time Huntsman Parent has any tax attributes that would be limited under Section 382 or 383 of the Code or (ii) a Qualifying Huntsman IPO has previously been consummated; or

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  in the event of a Huntsman Liquidity Transaction.

However, no Minority Investor will be entitled to exercise its put right if the Company is insolvent or at any time that the Company or any of its significant Subsidiaries is in payment default under the terms of any material indebtedness with obligations in excess of US$25 million. In addition, no Minority Investor will be entitled to exercise its put right unless either (i) it qualifies as an "Accredited Investor" with in the meaning of Regulation 501(a) of the Securities Act, or (ii) it qualifies as a non-"US Person" for purposes of Regulation S of the Securities Act.

        The LLC Agreement also provides Parent, or its designee, with the right to require each Minority Investor to sell all (but not less than all) of the Units held by such Minority Investor to Parent, or its designee, under certain terms and conditions. Parent may exercise its call right with respect to all, but not less than all, of the Minority Investors. This call right is exercisable in the event of or in connection with a Huntsman Liquidity Transaction occurring after the first anniversary of the Effective Date.

        The purchase price per Unit for any Units purchased in connection with the exercise of any put or call under the LLC Agreement will be based on the "Fair Value" of the Company, determined as set forth in the LLC Agreement. The price per Unit will be determined after giving effect to any dilution from the Units issuable in connection with the management incentive described below, and, if a Minority Investor is exercising its put right other than in connection with a Huntsman Liquidity Transaction, the price per Unit will be determined after giving effect to any Units that would be issued under such management incentive on such date (regardless of whether such Units are then issuable). If Fair Value is being determined in connection with the exercise by a Minority Investor of the put right with respect to a contemplated Qualifying Huntsman IPO, the Fair Value of the Company will be the value, expressed in US dollars, of the equity of the Company that would reasonably be expected to be implied by an initial public offering of the Company at the time of such determination, assuming that the aggregate outstanding consolidated indebtedness of the Company was equal to the Notional Refinanced Debt Level (as defined below) as of the time of the determination. In any other circumstance, the Fair Value of the Company will be the value, expressed in US dollars, that would be obtained at such time in a sale to an unaffiliated buyer on arm's length terms of all of the equity of the Company on a stand-alone basis, if the aggregate consolidated indebtedness of the Company were equal to the Notional Refinanced Debt Level, but without taking into account the ongoing burden or benefit of any ongoing arrangements with Huntsman or any of its Affiliates (other than the pass through of costs and expenses for materials and services obtained from third parties). "Notional Refinanced Debt Level" means, as of a particular time, the sum of (x) the actual aggregate outstanding consolidated indebtedness of the Company as of the date of such determination and (y) the aggregate amount of premiums and pre-payment or similar penalties that the Company or any of its subsidiaries would be required to pay in respect of the indebtedness referred to in clause (x) if all of such indebtedness were repaid on the date of such determination.

        The LLC Agreement provides that the Parent, or its designee, may elect to pay the purchase price for any Units purchased in connection with the exercise of any put or call in cash or with securities, or any combination of cash and such securities. If a Qualifying Huntsman IPO has not previously occurred and a Minority Investor exercises its put right other than in connection with a Huntsman Liquidity Transaction, the Parent, or its designee, will have the right to deliver to such Minority Investor, as partial or full payment of the purchase price of the Units being transferred, securities of an affiliate of Huntsman ("Huntsman Parent") or any of its successors or assigns or of any entity that controls Huntsman Parent, whether or not marketable. In all other cases, any securities delivered by the Parent, or its designee, in respect of a put or call must be marketable securities, although the Minority Investor receiving such securities must comply with (i) any transfer restrictions applicable to other holders of such securities and (ii) any restrictions required by any underwriters in connection with any public offering of securities of Parent, provided that such underwriter restrictions are no more restrictive than the restrictions imposed on Parent and MatlinPatterson by the underwriters. In the event that Parent has exercised its call right with respect to a Qualifying IPO (which Qualifying IPO is consummated prior to the third anniversary of the effective dated of the LLC Agreement), then, in addition to the payment of the purchase price for each Minority Investor's Units, at the closing of the purchase of such Units, the LLC Agreement provides that Parent must cause the issuer of the securities issued in such Qualifying IPO to deliver to such Minority Investor a warrant for common stock of such issuer. The warrant will provide each Minority Investor with a number of shares of such common stock with a value equal to such Minority Investor's pro rata share of the amount, if any, by which the Fair Value of the Company on the third anniversary of the closing of the Restructuring exceeds the Fair Value of the Company as determined in connection with such call. A Minority Investor's pro rata share will be determined based on the number of Units such Minority Investor sold in such call transaction, and the number of Units outstanding on the third anniversary of the Restructuring.

        The LLC Agreement provides that in the event Parent or its designee shall deliver any securities, in respect of any put or call transaction, the Minority Investor receiving such securities must agree with the Company in writing to transfer such securities only in compliance with applicable securities laws or any applicable exemptions therefrom.

        "Huntsman Liquidity Transaction" means either of the following: (i) a sale (in one transaction or a series of related transactions) of all of the capital stock or assets of Huntsman Parent, (ii) a Qualifying Huntsman IPO or (iii) prior to the consummation of a Qualifying Huntsman IPO, a Change of Control.

        "Change of Control" means any transaction which results in the Huntsman family and MatlinPatterson and its affiliates ceasing, collectively, to have the power, directly or indirectly, to vote or direct the voting of securities having at least a majority of the ordinary voting power for the election of directors (or the equivalent) of Huntsman Parent or of any entity that controls Huntsman Parent.

        "Qualifying Huntsman IPO" shall mean the first occurrence of a broadly-distributed underwritten public offering and sale of equity securities of Huntsman Parent or of any entity that controls Huntsman Parent pursuant to an effective registration statement filed under the Securities Act, which yields at least $200,000,000 of net proceeds to the selling security holders (including the issuer) and which involves at least 10% of the equity capital of the issuer.

  Participation Rights

        Holders of Units do not have any preemptive rights with respect to the issuance of additional equity interests in the Company; however, the LLC Agreement provides that at least thirty (30) days before the Company issues any equity securities or certain derivative securities, the Company must offer each Minority Investor the opportunity to purchase up to its pro-rata share of the securities to be issued at the same price, on the same terms and pursuant to the same conditions as the Company proposes to issue such securities. This participation right does not apply to the issuance ("Debt-Related Issuances") of (i) any securities which are exercisable or exchangeable for, or convertible into, equity securities, where the issued securities are issued or delivered to any lender to the Company or any of its Affiliates or to any purchaser of any debt security issued by the Company or any of its Affiliates, in each case in connection with the incurrence of the indebtedness to such lender or represented by such debt security, as the case may be, or (ii) convertible notes and other convertible and derivative debt instruments. In addition, the foregoing participation rights do not apply to the issuance ("Excluded Issuances") of:

  •
  equity or derivative securities to officers, employees, managers or directors of, or consultants to, the Company or its Affiliates, under any incentive agreement, plan or arrangement;

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  equity issuable upon conversion of any derivative securities, including any derivative securities issued in a Debt-Related Issuance;

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  securities issued as a dividend or upon any split or other subdivision, recapitalization or combination of equity;

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  any equity securities or derivative securities issued to the Company or any of its Subsidiaries;

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  any equity securities or derivative securities issued to any third party not affiliated with MatlinPatterson or Parent, including securities issued as consideration in connection with the merger or consolidation of another entity into or with the issuer or an Affiliate of the issuer, or the sale of all or substantially all of the assets of another entity to the issuer or an Affiliate of the issuer;

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  any equity securities or derivative securities issued in connection with an initial public offering of any equity securities of the Company; and

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  any equity securities or derivative securities issued to Huntsman in connection with the management incentive described below.

        The LLC Agreement also provides that if any equity or derivative securities of the Company are issued to Parent, MatlinPatterson or any of their respective affiliates, the price for such equity or derivative securities must be fair to the Company and its Members. The LLC Agreement specifies that the following issuances will be deemed fair to the Company and its Members: (i) the issuance of equity or derivative securities to Parent or any of its affiliates in connection with the management incentive described below, and (ii) the issuance of equity or derivative securities to officers, employees, managers or directors of, or consultants to, the issuer or its affiliates, under any incentive agreement, plan or arrangement.

        The foregoing participation rights of the Minority Investors will terminate and be of no further force and effect upon consummation of a Qualifying Huntsman IPO.

  Management Incentive

        The LLC Agreement provides that upon the occurrence of certain trigger events, the Company will issue to Huntsman Holdings LLC or its designee, without the payment of any consideration by Huntsman, additional Units. The events that would trigger the issuance of additional Units to Huntsman include (i) a Huntsman Liquidity Transaction, (ii) a Change of Control, (iii) a sale of the Company, which may take the form of a sale of all or substantially all of the assets or equity of the Company, a merger, consolidation or similar transaction involving the Company or any of its significant subsidiaries, a share exchange, a stock or unit purchase or any other similar transaction (a "Vantico Sale"), and (iv) an initial public offering of any equity securities of the Company (a "Vantico IPO").

        The number of Units issuable to Huntsman Holdings LLC or its designee in connection with a particular trigger event is based upon the Fair Value of the Company at the time of such trigger event and will be determined pursuant to a formula set forth in the LLC Agreement. The formula establishes certain valuation thresholds for the Company to achieve and provides the issuance of Units with a specified percentage of the value of the Company in the event a threshold is met.

        The issuance of incentive Units to Huntsman Holdings or its designee would dilute the interest of each Minority Investor in the Company.

  Competing Activities; Company Opportunities

        The LLC Agreement provides that any Member and its affiliates (including Parent and its affiliates) may engage or invest in, independently or with others, any business activity of any type or description, including those that might be the same as or similar to the Company's business and that might be in direct or indirect competition with the Company, and that neither the Company nor any other Member will have any right in or to such other ventures or activities or to the income or proceeds derived therefrom. In addition, under the LLC Agreement, no Member (including Parent) is obligated to present any investment opportunity or prospective economic advantage to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. Each Member has the right to hold any investment opportunity or prospective economic advantage for its own account or to recommend such opportunity to persons other than the Company. The LLC Agreement includes an acknowledgement on the part of each Member that the other Members and their affiliates conduct other businesses, including businesses that may compete with the Company and for the Members' time, and a waiver of any and all rights and claims that the acknowledging Member may otherwise have against the other Members and their affiliates as a result of any of such activities.

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of Swiss francs)

As at December 31, 2002

	Vantico Historical	Restructuring(1)		Acquisition and Refinancing(1)		Pro Forma Company
Cash and cash equivalents	62	—		(21	)(5)	41	(9)
Total current assets	589	—		(21)		568
Total long-term assets	870	(61	)(2)	(281	)(6)	528
Total assets	1,459	(61)		(302)		1,096
Short-term debt	89	—		(89	)(7)	—
Total current liabilities	354	(22	)(3)	(89)		243
Long-term debt	900	(388	)(4)	(60	)(8)	452
Total non-current liabilities after minority interests	1,033	(388)		(60)		585
Total shareholders' equity	72	349		(153)		268
Total liabilities and shareholders' equity	1,459	(61)		(302)		1,096

(1)
This presentation assumes 100% of the Notes are exchanged as part of the Exchange Offer. If 99% of the Notes were exchanged, there would not be a material impact on this Pro Forma Condensed Consolidated Balance Sheet.

(2)
The Restructuring of Vantico requires the repayment of the Existing Senior Indebtedness and the exchange of the Notes in the Exchange Offer. Fees amounting to CHF 61 million relating to these debt instruments will be written off in connection with the Restructuring.

(3)
Assumes that the exchange of the Notes in the Exchange Offer and the exchange of the Group Bridge for Units each takes place at €300 per €1000 principal amount and no outstanding interest payments will be made to Holders or the Group Bridge lender. CHF 22 million of accrued interest on the Notes and the Group Bridge will be written off in connection with the Restructuring.

(4)
Assumes that the exchange of €250 million (CHF 363 million) in aggregate principal amount of Notes in the Exchange Offer and that the exchange of the €17 million (CHF 25 million) Group Bridge for Units each takes place at €300 per €1000 principal amount, with Vantico recognizing a gain of €700 per €1000 of principal amount on extinguishing the debt.

(5)
Assumes CHF 150 million gross proceeds from the Equity Private Placement and $325 million (CHF 452 million) gross proceeds from the Debt Financing. The proceeds will be utilized to repay the Existing Senior Indebtedness of CHF 586 million and pay estimated financing fees of CHF 22 million incurred in connection with the Debt Financing. The presentation assumes the repayment of all overdrafts and short-term facilities of CHF 15 million included under Short-term debt.

(6)
The estimated financing fees of CHF 22 million incurred in connection with the Debt Financing will be capitalized upon closing and amortized over the life of the related debt instruments. The acquisition of Vantico by the Company will result in a fair value adjustment against long-lived assets of CHF 303 million.

(7)
The repayment of the Existing Senior Indebtedness, which includes the short-term portion of CHF 74 million, and the repayment of all overdrafts and short-term facilities of CHF 15 million as mentioned in Note 5.

(8)
The refinancing assumes Debt Financing of $325 million (CHF 452 million). The repayment of the Existing Senior Indebtedness includes a long-term portion of CHF 512 million.

(9)
Upon completion of the Restructuring and the Debt Financing, the Company expects to have approximately CHF 10 million to CHF 15 million of cash and cash equivalents after giving effect to the Bridge Equitization and taking into account the results of operations and cash flows from the intervening period.

Note: The above financial information has been prepared in Swiss francs (CHF) and all US dollar ($) values have been converted at a rate of 1.3897, which was the closing exchange rate on December 31, 2002. The exchange rate of the Swiss franc (CHF) to the euro (€) was 1.4508 on December 31, 2002.

TERMS AND CONDITIONS OF THE EXCHANGE OFFER

General

        The Company hereby offers to purchase for cash or exchange for Units, upon the terms and subject to the conditions set forth in this Offer Document, any and all of the outstanding Notes. The purpose of the Exchange Offer is to acquire all of the outstanding Notes.

Consideration

        If the Requisite Majority of the Notes are tendered and accepted, Holders who validly tender Notes may elect to receive either the Cash Alternative or the Equity Alternative. The Cash Alternative will consist of €300 per €1,000 aggregate principal amount tendered. The Equity Alternative will consist of approximately 5.1 Units per €1,000 aggregate principal amount tendered. No fractional Units will be allotted, and the entitlement of any tendering Holder will be rounded down to the nearest whole Unit.

Deadlines

        The Expiration Date is 5:00 p.m., London time, on June 16, 2003, unless extended or terminated by the Company as described in "Expiration, Extension, Amendment and Termination" below. Holders who desire to tender Notes must instruct the relevant Clearing System in accordance with its requirements, or instruct the Luxembourg Exchange Agent, in each case in accordance with the procedures of this Offer Document, on or prior to the Expiration Date. Holders who desire to receive the Equity Alternative and, if applicable, to subscribe for additional Units in the Equity Private Placement, must also fill out and return the Election Form, attached as Exhibit I hereto, to the Exchange Agent on or prior to the Expiration Date.

Exchange Offer Conditions

        The Exchange Offer Conditions include the following:

1.
the satisfaction, or waiver by the members of the Committee, of the achievement of a 99% acceptance level under the Exchange Offer (such calculation to include the Notes contributed by the Committee, via the Parent, to the Company) or such lesser level as may be agreed to by the Company;

2.
the transfer of certain subordinated inter-company debt from Vantico to International;

3.
the closing of the Debt Financing;

4.
the benefits of the indemnity provided by CIBA Specialty Chemicals Holding Inc. to International under the Transaction Agreement dated December 14, 1999 remain in place following the consummation of the Restructuring or are otherwise assigned with the consent of CIBA to the Company or other entity;

5.
the release of all of the security granted to the Existing Senior Indebtedness, including without limitation, release of the share pledge over the entire share capital of International;

6.
all filings and other submissions required under the EC Merger Regulation having been made and all applicable review periods (including extensions) under the EC Merger Regulation having expired or a clearance decision pursuant to Article 6(1)(b) of the EC Merger Regulation having been issued;

7.
the obtaining of such regulatory consents as may be required to be obtained prior to the Settlement Date, except where failure to obtain such consent would reasonably be expected not to have a material adverse effect;

8.
payment by the Company or International of fees and expenses of advisers to the Committee, to the Company and to the Holding stakeholders, together with third party expenses incurred by MGPE pursuant to obligations incurred prior to the Restructuring; and

9.
the grant of a waiver and release by each of the members of the Committee and the Company of any claims any of them may have against Vantico or its directors, officers, partners, agents, employees and advisors and each of their respective successors and assigns other than any claims arising by reason of or resulting from the fraud or willful misconduct of any such person.

        The foregoing conditions are for the sole benefit of the Company and its affiliates and may be asserted by any of them regardless of the circumstances (including any action or inaction on their part) giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time. If any condition to the Exchange Offer is not satisfied or waived by the Company prior to acceptance of the Exchange Offer by the Company, the Company reserves the right (but shall not be obligated), subject to applicable law, to (i) amend the terms of the Exchange Offer in any respect, (ii) waive all unsatisfied conditions and accept for payment and purchase all Notes that are validly tendered (and not validly withdrawn), (iii) terminate the Offer, and/or (iv) extend the Exchange Offer and retain the Notes that have been tendered during the period for which the Exchange Offer is extended. Any determination by the Company concerning any of the foregoing events shall be final and binding upon all Holders.

PROCEDURE FOR TENDERING NOTES

        The tender of Notes pursuant to the Exchange Offer must be made in accordance with the procedures described below.

        Notwithstanding any other provision hereof, payment for Notes accepted for payment, and exchange of Notes accepted for exchange, will in all cases be made only after compliance by the Holder with the procedures set forth below. With respect to Notes tendered for payment, the Company will pay the Exchange Agent exclusively in euro, who in turn will pay exclusively in euro to such Clearing System accounts (or to the Luxembourg Exchange Agent) as the Applicable Clearing System directs on behalf of Holders of such Notes. Any tender of Notes and election of the Cash Alternative will be deemed to be a consent to be paid the Cash Alternative in euro.

        All questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for payment or exchange of Notes and tender and withdrawal of Notes will be determined by the Company in its sole discretion, and its determination will be final and binding. The Company reserves the absolute right to reject any or all tenders of Notes that it determines are not in proper form or the acceptance, payment or exchange of which may, in the opinion of its legal counsel, be unlawful. The Company also reserves the right to waive any of the conditions to the Exchange Offer or any defect or irregularity or conditions of tender as to particular Notes or Holders, whether or not the Company elects to waive similar conditions, defects or irregularities in the case of other Notes or Holders, as the case may be. Any defect or irregularity must be cured within such time as the Company determines, unless waived by the Company in its sole discretion.

        Holders of Notes who are not direct participants in Euroclear or Clearstream, Luxembourg must either tender their Notes through the Luxembourg Exchange Agent or contact their broker, dealer, bank, custodian, trust company or other nominee (a "Custodian") to arrange for their direct participant in Euroclear or Clearstream, Luxembourg, as the case may be, to submit instructions to such Clearing System in accordance with its requirements or to the Luxembourg Exchange Agent in accordance with its requirements. The Holders of Notes that are held in the name of a Custodian should contact such entity sufficiently in advance of the Expiration Date if they wish to tender their Notes to receive the Cash Alternative or the Equity Alternative, and such Holders should ensure that the Notes in the relevant Clearing System are blocked in accordance with the requirements and deadlines of such Clearing System. Such Holders should not submit such instructions to the Clearing Systems, the Company, or the Trustee. Holders of Notes electing the Equity Alternative and wishing, if applicable, to subscribe to the Equity Private Placement must indicate this by properly filling out the attached Election Form and returning such form prior to the Expiration Date to the Exchange Agent.

Tender of Notes Held through the Clearing Systems

        The tender of Notes by a Holder will be deemed to have occurred upon receipt by the relevant Clearing System of a valid electronic acceptance instruction in accordance with the requirements of such Clearing System. The receipt of such electronic acceptance instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System and will result in the blocking of Notes in the relevant Clearing System. Notwithstanding the Holder's valid tender of Notes, the Company will not be required to accept the Notes for payment unless the Exchange Offer Conditions are satisfied or waived.

        Holders must take the appropriate steps to block Notes to be tendered in the relevant Clearing System so that no transfers may be effected in relation to such Notes at any time after such date in accordance with the requirements of the relevant Clearing System and the deadlines required by the relevant Clearing System.

        No Letter of Transmittal.    There is no letter of transmittal for this Exchange Offer. Holders who hold Notes through the Clearing Systems must tender Notes through the relevant Clearing System's procedures as set forth above although Holders who wish to receive the Equity Alternative and, if applicable, to subscribe for the Equity Private Placement, must fill out and return the Election Form, attached as Exhibit I hereto, to the Exchange Agent or the Luxembourg Exchange Agent.

        No Guaranteed Delivery.    There are no guaranteed delivery procedures provided by the Company in connection with this Exchange Offer. Holders of Notes that are held in the name of a Custodian must contact such entity sufficiently in advance of the Expiration Date if they wish to tender Notes and be eligible to receive the Cash Alternative or the Equity Alternative.

        Representations, Warranties and Undertakings.    By tendering your Notes through the submission of an electronic acceptance instruction in accordance with the requirements of the relevant Clearing System, on the Expiration Date and on the Settlement Date, a Holder of Notes shall be deemed to represent, warrant and undertake the following (if the relevant Holder of a Note is unable to give these representations, warranties and undertakings, such Holder should contact the Exchange Agent):

1.
We acknowledge that we have received, reviewed and accept the terms of the Offer Document. We understand that no other offering document or prospectus has been prepared in connection with the offering of the Units.

2.
Upon the terms and subject to the conditions of the Exchange Offer, we hereby accept the Exchange Offer in respect of the principal amount of Notes in our account blocked in the relevant Clearing System. Subject to and effective upon purchase or exchange of the Notes blocked in the relevant Clearing System, we hereby renounce all right, title and interest in and to all such Notes purchased or exchanged by or at the direction of the Company and hereby waive and release any rights or claims we may have against the Company with respect to any such Notes and the Exchange Offer.

3.
We acknowledge that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of the tendering Holder and directions given by the tendering Holder shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the tendering Holder and shall not be affected by, and shall survive, the death or incapacity of the tendering Holder.

4.
If the Notes are accepted by the Company for payment, we acknowledge (i) that all payments will be made exclusively in euro, (ii) that payment by the Company in respect of Notes accepted for payment will be made by the Company to the Exchange Agent on the Settlement Date, (iii) that the Exchange Agent thereafter will make payments promptly to such accounts as the Applicable Clearing System directs on behalf of the holders of beneficial interests in the Notes, or to the Luxembourg Exchange Agent if so directed by the Applicable Clearing System and (iv) that as a result of the foregoing, participants in the Clearing Systems and other Holders of Notes may not receive exchange or payment in respect of Notes accepted for payment for value on the Settlement Date.

5.
If the Notes are accepted by the Company for exchange, we acknowledge (i) that delivery of the Units by the Company in respect of Notes accepted for exchange will be made by the Company to the Exchange Agent on the Settlement Date, (iii) that the Exchange Agent thereafter will deliver the Units promptly to such accounts as the Applicable Clearing System directs on behalf of the holders of beneficial interests in the Notes, and (iv) that as a result of the foregoing, participants in the Clearing Systems and other holders of beneficial interests in the Notes may not receive exchange or payment in respect of Notes accepted for exchange for value on the Settlement Date.

6.
We hereby represent and warrant that we have full power and authority to tender, sell, assign and transfer the Notes tendered, and to deliver all directions and authorizations delivered hereby and that if such Notes are accepted for purchase or exchange by the Company, such Notes will be transferred to or to the order of the Company with full title free from all liens, charges and encumbrances, not subject to any adverse claim and together with all rights attached thereto. We will, upon request, execute and deliver any additional documents and/or do such other things deemed by the Company to be necessary or desirable to complete the transfer and cancellation of the relevant Notes, directions and authorizations or to evidence such power and authority.

7.
We hereby represent, warrant and undertake that we hold and will hold, until the time of settlement on the Settlement Date, the Notes blocked in the relevant Clearing System and that, in accordance with the requirements of the relevant Clearing System and by the deadline required by the relevant Clearing System, we have submitted or have caused to be submitted an electronic acceptance instruction to the relevant Clearing System, as the case may be: (i) to authorize the blocking of the tendered Notes with effect on and from the date thereof so that, at any time pending the transfer of such Notes on the Settlement Date and the cancellation thereof, no transfers of such Notes may be effected, (ii) to debit the Notes blocked in the relevant Clearing System for purchase or exchange from the appropriate account on the Settlement Date, and (iii) to indicate whether we elect to receive the Cash Alternative or the Equity Alternative as consideration for our Notes.

8.
We hereby confirm that we have authorized the disclosure by the Clearing Systems of our name, account number and holdings to the Company, Vantico, the Exchange Agent and/or their respective legal advisers and affiliates.

9.
We acknowledge that (a) we may not rely on any investigation that Vantico or the Company, any of their respective affiliates or any person acting on their behalf may have conducted with respect to the Units, and none of such persons has made any representation to us, express or implied, with respect to the Units, the Company or Vantico; (b) we have conducted our own investigation with respect to the Units, the Company and Vantico; and (c) we have received all information that we believe is necessary or appropriate in connection with our purchase of the Shares.

10.
We confirm that we are an accredited investor (as defined in Regulation D) and we are able to bear the economic risk of an investment in the Units.

11.
We understand that the Units are not being and will not be registered under the Securities Act, are being offered and sold to us in reliance on Regulation D under the Securities Act in a transaction that is exempt from the registration requirements of the Securities Act and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act or in a transaction that is not subject to the registration requirements of the Securities Act. We agree that for so long as such securities are "restricted securities" (as so defined), we will not offer or sell the Units in the United States or to US persons (as such term is defined in Regulation S under the Securities Act) unless such offer or sale is registered under the Securities Act and applicable US state securities laws or there is an exemption available therefrom with respect to such offer or sale.

WITHDRAWAL OF TENDERED NOTES

        Notes tendered on or prior to the Expiration Date may be validly withdrawn at any time on or prior to the Expiration Date by following the procedures described herein.

        In the case of Notes held through the Clearing Systems, for a withdrawal of Notes to be effective, the Holder must submit an electronic withdrawal instruction in accordance with the requirements of the relevant Clearing System and prior to the deadlines required by the relevant Clearing System in order to unblock the tendered Notes.

        Withdrawal of tenders of Notes may not be rescinded, and any Notes properly withdrawn will thereafter be deemed not validly tendered for the purposes of the Exchange Offer. Properly withdrawn Notes may, however, be re-tendered by again following one of the procedures described in "Procedure for Tendering Notes" above at any time on or prior to 5:00 p.m., London time, on the Expiration Date.

        If the Company is delayed in its acceptance of, purchase of, payment for, exchange of, or delivery of Units in exchange for, any Notes or is unable to accept for purchase, pay for, exchange, or deliver Units in exchange for Notes for any reason, then, without prejudice to the Company's rights hereunder, tendered Notes may remain blocked in the relevant Clearing System on behalf of the Company and may not be withdrawn (subject to the rights of Holders of such Notes under Rule 14e-1(c) under the Exchange Act, which requires that an offeror pay the consideration offered or return the securities deposited by or on behalf of Holders promptly after the termination or withdrawal of a tender offer).

ACCEPTANCE, PAYMENT AND EXCHANGE

        If the Exchange Offer is not terminated and Exchange Offer Conditions have been satisfied or waived, the Company, promptly after the Expiration Date, will accept for payment or exchange all Notes validly tendered (or defectively tendered, if such defect has been waived by the Company) and not validly withdrawn on or prior to 5:00 p.m. on the Expiration Date. The Company will announce the acceptance on the business day after the acceptance. For purposes of the Exchange Offer, the Company will be deemed to have accepted tendered Notes if, as and when the Company gives written notice to the Exchange Agent of its acceptance of such Notes. If Notes tendered are accepted by the Company, on the Settlement Date those Notes will be paid for exclusively in euro in immediately available funds or exchanged for Units, as the case may be, by the Exchange Agents, who will act on behalf of the tendering Holders for the purpose of receiving payments and Units from or on behalf of the Company and transmitting such payments or Units to the tendering Holders. The deposit of such funds and Units with the Exchange Agents shall discharge the Company's obligation to pay, or exchange Units, for all Notes accepted for payment. The Settlement Date will occur promptly after the Expiration Date, but the Settlement Date may be postponed if the Exchange Offer is extended. The Company currently expects the Settlement Date to be within five business days of the Expiration Date. Thereafter, payment or exchange by the Exchange Agent will be made promptly to such accounts, or to the Luxembourg Exchange Agent, in each case as the Applicable Clearing System directs on behalf of the Holders of such tendered Notes. Delivery of the Units will be made by physical delivery of certificated Units to the address specified by a Holder in its Election Form, indicating in such Election Form that such Holder wishes to elect the Equity Alternative and, if applicable, subscribe to the Equity Private Placement.

        The Company expressly reserves the right to delay acceptance for payment or exchange of Notes tendered under the Exchange Offer or the payment for, or exchange of, Notes accepted for payment (subject to Rule 14e-1(c) under the Exchange Act), or to terminate the Exchange Offer and not accept for payment or exchange any Notes, if any of the Exchange Offer Conditions shall not have been satisfied or waived by the Company or in order to comply in whole or in part with any applicable law or as it otherwise determines. In all cases, payment for, or exchange of, accepted Notes pursuant to the Exchange Offer will be made only in euro after satisfaction (or waiver by the Company with respect thereto) of the procedures of the relevant Clearing System and after satisfaction of the relevant requirements set forth in "Procedure for Tendering Notes" above.

        Provided the Company makes or has made on its behalf full delivery of all consideration payable or exchangeable for the purchase of Notes to the Exchange Agents on or before the Settlement Date, under no circumstances will any interest or other consideration be payable because of any delay in the transmission of funds from the Exchange Agents or the Clearing Systems to Holders of the tendered Notes.

        Tendering Holders will not be obligated to pay brokerage commissions, fees or transfer taxes with respect to the purchase of their Notes to the Company and/or the Exchange Agent.

        The Company reserves the right under the Exchange Offer to transfer or assign, in whole or in part from time to time, to one or more of its affiliates, the right to purchase Notes tendered pursuant to the Exchange Offer, but any such transfer or assignment will not relieve the Company of its obligations under the Exchange Offer or prejudice the rights of tendering Holders to receive consideration pursuant to the Exchange Offer.

EXPIRATION, EXTENSION, AMENDMENT AND TERMINATION

        The Exchange Offer expires at 5:00 p.m., London time, on June 16, 2003, unless extended or terminated by the Company.

        The Company expressly reserves the right at any time or from time to time, subject to applicable law, to (i) amend the terms of the Exchange Offer in any respect, (ii) waive all unsatisfied conditions and accept for payment and purchase, or for exchange and delivery, all Notes that are validly tendered (and not validly withdrawn), (iii) terminate the Exchange Offer, and/or (iv) extend the Exchange Offer and retain the Notes that have been tendered during the period for which the Exchange Offer is extended. Any determination by the Company concerning any of the foregoing events shall be final and binding upon all Holders.

        If the Company amends the terms of the Exchange Offer in a manner that is materially adverse to Holders, the Company will disseminate additional Exchange Offer materials and extend the Exchange Offer for a reasonable period to allow Holders to withdraw their Notes during such extended period, in all cases subject to Rule 14e-1 under the Exchange Act, to the extent applicable. There can be no assurance that the Company will exercise its right to extend the Expiration Date.

        Any extension, amendment or termination will be followed as promptly as practicable by public announcement thereof, with the announcement in the case of an extension to be issued on the first business day after the previously scheduled Expiration Date. Any such announcement will be published in a Luxembourg newspaper having a general circulation, which is expected to be the Tageblatt.

        In the event the Company shall terminate the Exchange Offer, it shall as soon as practicable give notice thereof to the Exchange Agent, and all tendered Notes will be unblocked or released and credited to the account(s) maintained at the relevant Clearing System as instructed by the Exchange Agent. See "Terms and Conditions of the Exchange Offer—Deadlines", "Terms and Conditions of the Exchange Offer—Exchange Offer Conditions" and "Withdrawal of Tendered Notes" above.

ADDITIONAL TERMS OF THE EXCHANGE OFFER

1.
All communications, payments, notices or certificates to be delivered to or by a Holder will be delivered by or sent to or by the Holder at the Holder's own risk. None of the Company, Vantico, the Trustee, the Clearing Systems, or the Exchange Agent shall accept any responsibility for failure of delivery of any notice, communication or electronic acceptance/withdrawal instruction.

2.
Tenders of Notes pursuant to any of the procedures described above, and acceptance thereof by the Company for purchase or exchange, will constitute a binding agreement between the Company and the tendering Holder of such Notes, upon the terms and subject to the conditions of the Exchange Offer.

3.
The Company's interpretation of the terms and conditions of the Exchange Offer will be final and binding.

4.
Unless waived by the Company, any irregularities in connection with tenders must be cured within such time as the Company shall determine. None of the Company, Vantico, the Trustee, the Clearing Systems, the applicable Clearing System, the Exchange Agent or any other person shall be under any duty to give notification of any defects or irregularities in such tenders, nor will any of such entities incur any liability for failure to give such notifications. Tenders of such Notes may be deemed not to have been made until such irregularities have been cured or waived.

5.
Any rights or claims which a Holder may have against the Company in respect of any tendered Notes or the Exchange Offer shall be extinguished or otherwise released upon payment or delivery to such Holder.

6.
For purposes of the Exchange Offer, the term "business day" means any day other than a Saturday, Sunday or other day on which commercial banking institutions are authorized or required to close in New York.

7.
Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or notice to the Exchange Agent (who will convey such notice to the Clearing Systems and the Depositary), Reuters and Dow Jones News Service and promptly thereafter publishing a notice in the Luxemburger Wort or Tageblatt.

8.
Each Holder tendering Notes (or other payee) that is a United States person should submit an IRS Form W-9 (attached to this Offer Document as Exhibit II) that provides the Holder's correct taxpayer identification number ("TIN"), generally the Holder's Social Security or federal employer identification number, and certain other information and certifies that the tendering Holder (or other payee or recipient) is not subject to backup withholding tax. Failure to provide the information on the Form W-9 may subject the tendering Holder (or other payee or recipient, as the case may be) to backup withholding tax at a maximum rate of 30% on the payment of the Cash Alternative or delivery of the Equity Alternative, and a $50 penalty imposed by the Internal Revenue Service. If the tendering Holder (or other payee or recipient, as the case may be) has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future, then the Holder may check the box in Part 3 of the Form W-9 and complete the "Certificate of Awaiting Taxpayer Identification Number" on Exhibit II. If the box in Part 3 is checked and a TIN is not submitted by the Holder by the time of payment or delivery, the Cash Alternative or Equity Alternative may be subject to backup withholding tax at a maximum rate of 30% until a TIN is provided. Certain Holders (including corporations) are not subject to backup withholding tax. Exempt Holders should indicate their exempt status by checking the box in Part 4 on Form W-9. A Holder that is a foreign person also may be exempt, and to evidence such exemption the Holder should submit a properly completed IRS Form W-8 (which will be provided by the Exchange Agent upon request) that attests to its foreign status and its beneficial ownership of the payments to be received and is signed under penalty of perjury. Backup withholding is not an additional tax. Rather, the amount of any backup withholding from a payment to a US Holder will be allowed as a credit against such US Holder's US federal income tax liability and may entitle such US Holder to a refund provided that the required information is furnished to the Internal Revenue Service.

9.
The Notes are debt obligations of Vantico and are governed by the Indenture. There are no appraisal or other similar statutory rights available to Holders in connection with the Exchange Offer.

10.
Any contract created by the Company's acceptance for payment or exchange in accordance with the terms of this Offer Document of all Notes validly tendered (or defectively tendered, if such defect has been cured or waived by the Company) shall be governed by, and construed in accordance with, English law.

11.
The Exchange Offer will commence on May 16, 2003.

        The foregoing conditions are for the sole benefit of the Company and its affiliates and may be asserted by any of them regardless of the circumstances (including any action or inaction on their part) giving rise to such condition or may be waived by the Company in whole or in part at any time and from time to time. If any condition to the Exchange Offer is not satisfied or waived by the Company prior to acceptance of the Exchange Offer by the Company, the Company reserves the right (but shall not be obligated), subject to applicable law, to (i) amend the terms of the Exchange Offer in any respect, (ii) waive all unsatisfied conditions and accept for payment and purchase all Notes that are validly tendered (and not validly withdrawn), (iii) terminate the Offer, and/or (iv) extend the Exchange Offer and retain the Notes that have been tendered during the period for which the Exchange Offer is extended. Any determination by the Company concerning any of the foregoing events shall be final and binding upon all Holders.

INDENTURE AMENDMENTS

        The following is a brief description of the Amendments. Capitalized terms used in this description and not otherwise defined herein shall have the meanings assigned to them in the Notes or the Indenture, as the case may be. The description is qualified by reference to the full provisions of the Notes and Indenture and the Supplemental Indenture, copies of which can be obtained without charge from the Exchange Agent at the contact and address on the last page of this Offer Document.

        Vantico expects to receive approval to amend the Indenture from the Trustee, such approval to be given on the basis of written consents thereto to be delivered by members of the Committee owning approximately 73% of the aggregate principal amount of Notes then outstanding.

        Such Amendments will be effective from the date on which the Supplemental Indenture will be executed.

Amendments

        Amendments to the Notes and Indenture.    The following restrictive covenants, events of default and other covenants and rights will be removed from the Notes and the Indenture or amended, as indicated, by the adoption of the Amendments:

1.
Section 4.02 (SEC Reporting),

2.
Section 4.03 (Limitation on Indebtedness),

3.
Section 4.04 (Limitation on Restricted Payments),

4.
Section 4.05 (Limitation on Restrictions on Distributions from Restricted Subsidiaries),

5.
Section 4.06 (Limitation on Sales of Assets and Subsidiary Stock),

6.
Section 4.07 (Limitation on Affiliate Transactions),

7.
Section 4.08 (Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries),

8.
Section 4.10 (Limitation on Liens),

9.
Section 4.11 (Limitation on Sale/Leaseback Transactions),

10.
Section 4.12 (Additional Amounts),

11.
Section 4.13 (Payment of Non-Income Taxes and Similar Charges),

12.
Section 4.14 (Compliance Certificate),

13.
Section 4.16 (Limitation on Guarantees of Vantico Indebtedness),

14.
Section 4.17 (Business Activities),

15.
Section 5.01 (Limitations on Merger, Consolidation and Sale of Assets of Vantico),

16.
Section 5.02 (Successor Corporation Substituted for Vantico),

17.
Reference to Sections 4.02, 4,03, 4.04, 4.05, 4.06, 4.07, 4.08, 4.09, 4.10, 4.11, 4.17 and 5.01 (establishing failure to comply with Section 5.01 as an Event of Default) in Section 6.01(d) and reference to Section 5.01 in Section 6.01(c),

18.
Section 6.01(f) (establishing failure to pay other indebtedness as an Event of Default),

19.
Section 6.01(g), (defining the institution by or against Vantico, or any Significant Subsidiary (both as defined in the Indenture) of certain procedures, proceedings or events relating to Bankruptcy Law as an Event of Default),

20.
Section 6.01(h) (establishing judgments rendered against the Company as an Event of Default),

21.
Section 6.02(b) (Acceleration),

22.
Section 8.02(c)(i) will be amended to read "No Event of Default shall have occurred and be continuing on the date of such deposit (other than an Event of Default resulting from the borrowing of funds to be applied to such deposit)",

23.
Section 8.02(c)(ii) (requiring, in the case of legal or covenant defeasance, the trust funds will not be subject to the effect of any bankruptcy or other similar laws affecting creditors' rights generally),

24.
Section 8.02(g) (requiring, in the case of legal defeasance, US tax law opinions relating to the tax consequences to Holders (as defined in the Indenture) of legal defeasance),

25.
Section 8.02(h) (requiring, in the case of covenant defeasance, US tax law opinions relating to the tax consequences to Holders (as defined in the Indenture) of covenant defeasance),

26.
Section 9.04 will be amended to read "For so long as the TIA shall apply with respect to this Indenture, every amendment to or supplement of this Indenture or the Notes shall comply with the TIA as then in effect", and

27.
Certain other changes to ensure the Indenture is consistent with the changes made above, including the deletion of redundant definitions in Sections 1.01 and 1.02.

        As a consequence of the relevant Amendments listed above, certain references to Restricted Subsidiary and Restricted Subsidiaries in the Indenture will be deleted and the remaining references will cease to be of consequence or effect.

        When the Amendments become effective, certain conforming and other changes to the Notes and the Indenture will also be made, including the modification or deletion of certain definitions in the Indenture and the Notes.

        When the Amendments become effective, the Amendments will be binding on all non-tendering Holders. The elimination of compliance with substantially all of the restrictive covenants, certain of the events of default, and certain additional covenants and rights contained in the Notes and the Indenture pursuant to the Amendments will permit Vantico and its subsidiaries to take actions that could increase the credit risks with respect to Vantico and its subsidiaries or otherwise adversely affect the interests of Holders of the remaining Notes. As a result, the market price of the remaining Notes may be adversely affected. Holders of Notes should consider the effect of the Amendments on their position if their Notes are not purchased or exchanged pursuant to the Exchange Offer. However, Vantico will not be relieved from its obligation to make payments of principal and interest on the Notes not purchased pursuant to the Exchange Offer. See "Risk Factors" above.

CERTAIN UK TAX CONSEQUENCES

        The following applies only to persons who are currently the beneficial owners of Notes and is a summary of the Company's understanding of current law and practice in the United Kingdom relating only to certain United Kingdom taxation implications of exchanging or disposing of Notes under the Exchange Offer. Some aspects do not apply to certain classes of person (such as dealers and certain collective investment schemes) to whom special rules may apply. Holders of Notes who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the United Kingdom should seek their own professional advice.

Disposal of the Notes

United Kingdom Corporation Tax Payers

        In general, Holders of Notes which elect for the Cash Alternative and which are within the charge to United Kingdom corporation tax (which would include any non-United Kingdom resident companies carrying on a trade in the United Kingdom through a branch or agency to which the Notes are attributable) will be charged to tax as income on any profit, gain or loss realized on disposal of the Notes (including any profit, gain or loss attributable to exchange rates), broadly in accordance with their statutory accounting treatment.

Other Holders of Notes

        The disposal of Notes by an individual Holder who elects for the Cash Alternative and who is resident or ordinarily resident in the United Kingdom, or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Notes are attributable, may give rise to a chargeable gain or an allowable loss for the purposes of the taxation of capital gains, subject to the usual reliefs and allowances (including taper relief) which may then be available.

        On the disposal of Notes by an individual Holder, any interest which is treated as having accrued to the date of the disposal may be chargeable to tax as income under the rules of the accrued income scheme as set out in Chapter II of Part XVII of the Income and Corporation Taxes Act 1988 (the "Scheme"), if that Holder is resident or ordinarily resident in the United Kingdom or carries on a trade in the United Kingdom through a branch or agency to which the Notes are attributable.

Exchange of the Notes

United Kingdom Corporation Tax Payers

        The exchange of Notes for Units by Holders which are within the charge to United Kingdom corporation tax may give rise to a charge to United Kingdom corporation tax or to a relievable loss. Holders will be treated as having disposed of the Notes at market value on the date the Notes are exchanged for Units and will be charged to tax or will be entitled to relief as income on any profit, gain or loss realized on such disposal (including any profit, gain or loss attributable to exchange rates), broadly in accordance with their statutory accounting treatment. The Units will be treated as having been acquired on the date the Notes are exchanged for Units and at the market value of the Notes on that date.

Other Holders of Notes

        The exchange of Notes for Units by a Holder who is resident or ordinarily resident in the United Kingdom, or who carries on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Notes are attributable, may give rise to a chargeable gain or an allowable loss for the purposes of the taxation of chargeable gains, subject to the usual reliefs and allowances (including taper relief) which may then be available.

        The provisions of the Scheme may apply on the exchange of the Notes. On the exchange, interest which is treated as having accrued to the date of exchange may be chargeable to United Kingdom tax as income under the Scheme, even though on exchange interest may not be payable. Generally, persons who are neither resident nor ordinarily resident in the United Kingdom and who do not carry on a trade in the United Kingdom through a branch or agency to which the Notes are attributable will not be subject to the provisions of the Scheme.

Disposal of Units

        A subsequent disposal of Units may give rise to a chargeable gain or allowable loss for shareholders who are resident or ordinarily resident in the United Kingdom or carry on a trade, profession or vocation in the United Kingdom through a branch or agency to which the Notes are attributable, subject to the usual reliefs and allowances (including indexation allowance and taper relief) which may then be available.

Dividends on the Units

        Any shareholders who are within the charge to United Kingdom corporation tax will be subject to corporation tax on any dividends received, with the benefit of a tax credit in respect of any United States withholding tax imposed in respect of such dividends.

        Any dividends received by individuals domiciled and ordinarily resident in the United Kingdom will be taxed at either the Schedule F ordinary rate (currently 10%) or (if total income exceeds the higher rate threshold) at the Schedule F upper rate (currently 32.5%), with the benefit of a tax credit in respect of any United States withholding tax imposed in respect of such dividends.

Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

        No United Kingdom stamp duty or SDRT is payable on the issue of Units. No United Kingdom stamp duty will be payable on the transfer of Units providing that the instrument effecting such transfer is executed and kept outside the United Kingdom. No United Kingdom SDRT will be payable on the transfer of Units.

CERTAIN US FEDERAL INCOME TAX CONSEQUENCES

        This discussion is a summary of certain US federal income tax consequences of the Exchange Offer and the Equity Private Placement to US Holders, as defined below. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury regulations, administrative pronouncements of the Internal Revenue Service ("IRS") and court decisions, all as in effect on the date hereof, and all of which are subject to change (possibly on a retroactive basis) and to different interpretations. The summary is intended for general information only, and does not describe all of the US federal income tax consequences that may be relevant to the particular circumstances of US Holders, or to US Holders that may be subject to special US federal income tax rules (including, for example, dealers in securities or currencies, banks and other financial institutions, pass-through entities, tax-exempt organizations, insurance companies, persons holding Notes as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting and US Holders with a functional currency other than the US dollar). In addition, the summary does not address the possible application of recently adopted US Treasury regulations concerning the disclosure of and other rules relating to reportable transactions as defined therein, which include transactions with respect to which, under certain circumstances, taxpayers claim losses. US Holders should consult their tax advisors with regard to the possible application of these rules. The summary also does not address the potential implications of state, local or non-US tax laws, or any aspect of US federal tax law other than income taxation.

        The discussion that follows assumes that the Notes are, and that the warrants and Units will be, held as "capital assets" (generally, property held for investment) for US federal income tax purposes.

        THE US FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER AND THE EQUITY PRIVATE PLACEMENT ARE COMPLEX. US HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE CONSEQUENCES OF THE EXCHANGE OFFER AND THE EQUITY PRIVATE PLACEMENT UNDER US FEDERAL INCOME TAX LAWS, AS WELL AS UNDER THE LAWS OF ANY STATE, LOCAL OR NON-US JURISDICTION.

        For purposes of this discussion, a "US Holder" is a beneficial owner of a Note that, for US federal income tax purposes, is (i) an individual who is a citizen or resident of the United States, (ii) a corporation or entity treated as a corporation created or organized in or under the laws of the United States or of any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to US federal income tax regardless of its source or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a US person. In the case of a partnership that holds a Note, the US federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds a Note, you should consult your tax advisor. A "Non-US Holder" is any holder that is not a US Holder.

        As indicated elsewhere in this Offer Document, the Company will make an election to be treated as a corporation for US federal income tax purposes. Accordingly, holders of Units will be treated as if they owned shares of stock in a corporation.

Consequences of the Exchange Offer to US Holders

        The US federal income tax consequences of the Exchange Offer to US Holders of Notes (including the character and amount of income, gain or loss recognized) will depend upon, among other things, (1) the manner in which a US Holder acquired the Note; (2) the length of time the Note has been held; (3) whether the Note was acquired at a discount; (4) whether the US Holder has taken a bad debt deduction with respect to the Note (or any portion thereof) in the current or prior years; (5) whether the US Holder has previously included in income any accrued but unpaid interest with respect to the Note; (6) whether the Notes are characterized as securities for US federal income tax purposes; and (7) the US Holder's method of tax accounting. Therefore, US Holders of Notes should consult their tax advisors for information that may be relevant to their particular situations and circumstances and the particular tax consequences of the Exchange Offer to them.

1.     Exchange of Notes Pursuant to the Exchange Offer

        Pursuant to the Exchange Offer, US Holders of Notes may exchange their Notes for either cash or for Units. The receipt of cash in exchange for Notes pursuant to the Cash Alternative will be a taxable transaction for US federal income tax purposes. Accordingly, a tendering US Holder who receives cash will recognize gain or loss for US federal income tax purposes equal to the difference between (i) the US dollar value of the amount realized (other than any amounts attributable to accrued but unpaid interest) and (ii) such US Holder's adjusted tax basis in such Notes. A US Holder's tax basis in a Note purchased with foreign currency generally will be the US dollar value of the purchase price on the date of purchase, increased by market discount, if any, previously included in such US Holder's gross income with respect to the Note.

        Gain or loss from the sale of Notes pursuant to the Exchange Offer will be computed separately for each block of Notes acquired at different prices or at different times. Except with respect to gain or loss attributable to changes in exchange rates and gain attributable to market discount (each as described below), any gain or loss recognized by a US Holder on a Note will be capital gain or loss. In general, such capital gain or loss will be long-term capital gain or loss if the US Holder held the Notes for more than one year. Certain US Holders (including individuals) are eligible for preferential rates of US federal income tax in respect of long-term capital gain. The deduction of capital losses is subject to significant limitations under the Code.

        The exchange of Notes for Units by a US Holder in the Exchange Offer should be treated for US federal income tax purposes as part of a single integrated transaction pursuant to which US Holders of Notes, as well as other persons, will transfer Notes, cash, and other property to the Company in exchange for a number of Units in the Company such that, following the exchange, the transferors (including the US Holders) as a group will own at least 80 percent of the total outstanding Units (of which there will be only one class) of the Company. Accordingly, except to the extent otherwise required under the market discount rules, discussed below, and except to the extent that any Units received are attributable to accrued but unpaid interest, a US Holder that receives Units in exchange for its Notes will not recognize any gain or loss. The US Holder's tax basis in its Units will equal the US Holder's tax basis in the Notes transferred in exchange for the Units, increased by the amount of any gain recognized, and the US Holder's holding period for the Units will include the period of time during which the US Holder held the Notes.

2.     Foreign Currency Gain or Loss on Exchange of Notes Pursuant to the Exchange Offer

        Any gain or loss recognized by a US Holder on the exchange of a Note for cash pursuant to the Exchange Offer will be treated as ordinary income or loss to the extent of any foreign currency gain or loss realized by the US Holder on the exchange. The foreign currency gain or loss realized by the US Holder on the exchange will equal the difference between the US dollar amount of the price paid by the US Holder for the Note translated at the spot rate on the date that the Exchange Offer is consummated and the US dollar amount of the price paid by the US Holder for the Note translated at the spot rate on the date that the US Holder acquired the Note. The total foreign currency gain or loss realized on the sale of a Note may not exceed the total gain or loss, if any, realized on the sale.

        A US Holder will have a tax basis in any foreign currency received in exchange for the Notes equal to the US dollar value of such foreign currency determined at the spot rate at the time of the Exchange Offer is consummated. A US Holder that sells or otherwise disposes of foreign currency in exchange for US dollars will realize gain or loss equal to the US dollars received less such US Holder's tax basis in the foreign currency. Any such gain or loss will be treated as ordinary income or loss.

        Subject to the discussion under the heading "Market Discount" below, no foreign currency gain or loss will be recognized by a US Holder that exchanges its Notes for Units in the Exchange Offer pursuant to the Equity Alternative.

3.     Accrued But Unpaid Interest

        In general, a US Holder of a debt instrument must treat a portion of the consideration received upon an exchange (including a tax-free exchange) of a debt instrument as ordinary income to the extent of any accrued but unpaid interest. Thus, notwithstanding that no separate payment is being made with respect to accrued but unpaid interest, to the extent that any amount received by a US Holder of a Note pursuant to the Exchange Offer is attributable to accrued but unpaid interest, such amount should be taxable to the US Holder as interest income, if such accrued but unpaid interest has not been previously included in the US Holder's gross income for US federal income tax purposes.

        Although the manner in which amounts received in exchange for a debt instrument should be allocated between accrued interest and principal for these purposes is unclear, the amount of cash or the fair market value of the Units, as the case may be, transferred to a US Holder in respect of a Note pursuant to the Exchange Offer will be less than the principal amount of such Note. Therefore, to the extent permitted by applicable law, the Company intends to allocate the full amount of the cash or the Units, as the case may be, to the principal amount of such Note. There can be no assurance, however, that such allocation will be respected by the IRS for US federal income tax purposes. If amounts were treated as allocable to accrued interest, US Holders also might realize foreign currency gain or loss.

4.     Market Discount

        Subject to a de minimis exception, if a US Holder purchased a Note for an amount less than its principal amount, the amount of the difference generally will be treated as "market discount". Under the market discount rules of the Code, a US Holder that exchanges Notes for cash pursuant to the Cash Alternative will be required to treat any gain realized as ordinary income to the extent of any accrued market discount on such Note not previously included in income. Similarly, a US Holder that exchanges its Notes for Units pursuant to the Equity Alternative likely will be required to treat any gain realized as ordinary income to the extent of the accrued market discount on such Note not previously included in income, even though such US Holder otherwise is not required to recognize gain or loss.

        In the case of a US Holder of a Note that did not elect to include market discount in income currently, such US Holder will be required to translate the accrued market discount into US dollars at the spot rate on the date of disposition of the Note. No part of such accrued market discount will be treated as foreign currency gain or loss. A US Holder that has elected current inclusion of market discount on the Notes will recognize foreign currency gain or loss on such market discount in an amount equal to the difference between the amount of cash or the fair market value of the Units received in the Exchange Offer attributable to market discount, translated into US dollars at the spot rate on the date of disposition of the Note, and the amount of accrued market discount translated into US dollars at the average rate for the accrual period.

Consequences of the Exchange Offer to Non-Exchanging US Holders

        If a US Holder does not tender its Notes pursuant to the Exchange Offer (a "Non-Exchanging US Holder") and the Exchange Offer is successful, the Amendments will be adopted and the Notes held by the Non-Exchanging US Holder following the Exchange Offer will be subject to less stringent restrictive covenants than is presently the case. Under general principles of US federal income tax law, the modification of a debt instrument can give rise to a deemed exchange if the modified debt instrument differs materially either in kind or in extent from the original debt instrument. In this regard, governing Treasury regulations provide that, as a general rule, a deemed exchange occurs when, based on all the facts and circumstances and taking into account all changes in the terms of the debt instrument collectively, the legal rights or obligations that are altered, and the degree to which they are altered, are economically significant (a "significant modification"). For this purpose, the removal or modification of certain restrictive covenants such as will occur in connection with the adoption of the Amendments may constitute a significant modification. Even if there is a deemed exchange of the Notes in connection with a successful Exchange Offer, however, no gain or loss will be recognized to Non-Exchanging US Holders if the deemed exchange qualifies as a tax-free recapitalization for US federal income tax purposes. The deemed exchange will qualify as a recapitalization if, as the Company expects, the Notes and the modified Notes are characterized as "securities" for federal income tax purposes.

        While the matter is not free from doubt, Non-Exchanging US Holders should not recognize gain or loss with respect to the Notes for US federal income tax purposes as a result of adoption of the Amendments, either because (i) the adoption of the Amendments should not constitute a significant modification of the Notes and therefore should not cause a deemed exchange of the Notes, or (ii) even if there is a significant modification, the resulting deemed exchange of Notes for modified Notes should qualify as a tax-free recapitalization under the reorganization provisions of the Code. In either event, a Non-Exchanging US Holder's adjusted tax basis in and holding period for its Notes following the adoption of the Amendments would be the same as immediately prior to the adoption of the Amendments.

        If the adoption of the Amendments were to result in a deemed exchange of Notes for modified Notes, and such exchange did not qualify as a tax-free recapitalization, a Non-Exchanging US Holder would be required to recognize taxable gain or loss under principles similar to those described above with respect to US Holders who exchange their Notes for cash. See "—Consequences of the Exchange Offer to US Holders".

        In the event that the adoption of the Amendments resulted in a deemed exchange of the Notes for modified Notes, then, regardless of whether such deemed exchange constituted a taxable or tax-free transaction, the modified Notes could be treated as issued with original issue discount ("OID") for US federal income tax purposes, if the issue price of the modified Notes was less than their stated principal amount (subject to a de minimis exception). OID, if any, generally would be included in the Non-Exchanging US Holder's gross income on a constant yield basis in advance of receipt of cash attributable to such amounts. In addition, US Holders might realize foreign currency gain or loss with respect to such OID.

Consequences of the Administration Order to US Holders

        As described elsewhere in this Offer Document (see "The Administration"), if the Exchange Offer is not consummated, Vantico intends to petition an English court for an Administration Order to implement the Administration Steps. Pursuant to the Administration Order, it is proposed that Vantico would sell its entire share holding in International to the Company in exchange for (i) cash and (ii) warrants to purchase Units. Following the sale of International, the cash and the warrants may be distributed to the creditors of Vantico. In this event, US Holders would be required to recognize taxable gain or loss under principles similar to those described above with respect to Holders who exchange their Notes for cash. See "—Consequences of the Exchange Offer to US Holders".

        Upon exercise of a warrant to purchase Units, a US Holder will not recognize income or gain for US federal income tax purposes. A US Holder will have a tax basis in the Units received upon exercise of the warrants equal to the fair market value of the warrants at the time they were distributed plus the exercise price. The holding period in the Units should commence on the date of exercise. If a warrant lapses unexercised, a US Holder will recognize capital loss equal to the fair market value of the warrant at the time of distribution.

        There can be no assurance that the Administration Order and the Administration Steps will be implemented in the manner described above. In the event that there is an Administration Order, US Holders of the Notes should consult their tax advisors regarding the US federal income tax consequences of the Administration Order to them.

Consequences of Ownership and Disposition of Units to US Holders

        A US Holder who acquires a Unit pursuant to the Equity Alternative or the Equity Private Placement or upon the exercise of a warrant generally will recognize capital gain or loss for US federal income tax purposes upon the disposition of the Unit equal to the difference between the amount realized on the disposition and such US Holder's tax basis in the Unit. Distributions from the Company to the US Holder with respect to Units, if any, generally will be taxable as a dividend to the extent of the Company's current and accumulated earnings and profits. Distributions in excess of such earnings and profits will be treated as a return of capital to the extent of such US Holder's basis in the Units, and thereafter, as capital gain.

Consequences of the Exchange Offer and the Plan of Administration to Non-US Holders

        A Non-US Holder generally will not be subject to US federal income tax upon the receipt of either cash or the Units pursuant to the Exchange Offer or cash and warrants pursuant to the Plan of Administration, as the case may be, unless, among other things, (a) such Non-US Holder is engaged in a trade or business in the US to which income, gain or loss from the exchange is "effectively connected" for US federal income tax purposes, or (b) in the case of an individual, such Non-US Holder is present in the US for 183 days or more during the taxable year of disposition and certain other requirements are met.

Consequences of Ownership and Disposition of Units to Non-US Holders

        A Non-US Holder who acquires a Unit pursuant to the Equity Alternative or the Equity Private Placement or upon the exercise of a warrant generally will not be subject to US federal income tax on disposition of a Unit, unless, among other things, (a) such Non-US Holder is engaged in a trade or business in the US to which income, gain or loss from the disposition is "effectively connected" for US federal income tax purposes, or (b) in the case of an individual, such Non-US Holder is present in the US for 183 days or more during the taxable year and certain other requirements are met. A Non-US Holder who holds a Unit, however, may be subject to US federal withholding tax and information reporting with respect to any distributions received with respect to such Unit.

Application of Backup Withholding Rules to US Holders and Non-US Holders

        A US Holder whose Notes are tendered and accepted for payment by the Company and who receives cash, disposes of a Unit, or receives a distribution from the Company with respect to a Unit may be subject to backup withholding with respect to such payments, unless such US Holder (i) is a corporation or other exempt recipient and properly establishes an exemption from backup withholding or (ii) provides its correct taxpayer identification number ("TIN"), certifies that it is not currently subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The Substitute Form W-9 provided as part of this Offer Document should be used and completed for these purposes. Non-US Holders may be required to comply with applicable certification procedures to establish that they are not US Holders in order to avoid the application of the backup withholding rules. See "Additional Terms of the Exchange Offer", above.

        Backup withholding is not an additional tax. Rather, the amount of any backup withholding from a payment to a Holder will be allowed as a credit against such Holder's US federal income tax liability and may entitle such Holder to a refund provided that the required information is furnished to the IRS.

EXCHANGE AGENT

        The Company has retained The Bank of New York to act as Exchange Agent for the Exchange Offer (including The Bank of New York (Luxembourg), S.A. as Luxembourg Exchange Agent). The Company has agreed to pay the Exchange Agent's customary fees for its services in connection with the Exchange Offer.

        All correspondence sent to the Exchange Agent should be directed to the appropriate address or facsimile number specified on the back cover of this Offer Document. Requests for additional copies of documentation may be directed to the Exchange Agent at the address, facsimile number and telephone number specified on the back cover of this Offer Document.

        In connection with the Exchange Offer, directors and officers of the Company and its affiliates may solicit tenders and consents by use of postal services, personally or by telephone, electronic mail, facsimile, telegram or other similar methods. The Company will not pay any fees or commission to any broker, dealer or other person (other than The Bank of New York as Exchange Agent or The Bank of New York (Luxembourg), S.A. as Luxembourg Exchange Agent) in connection with the Exchange Offer.

        None of the Exchange Agent, the Trustee, the Clearing Systems nor any of their respective directors, employees or affiliates assume any responsibility for the accuracy or completeness of the information concerning the Exchange Offer, the Company or Vantico, or any of their affiliates contained in this Offer Document or for any failure by the Company or Vantico to disclose events that may have occurred and may affect the significance or accuracy of such information.

The Exchange Agent for the Exchange Offer is:	The Luxembourg Exchange Agent for the Exchange Offer is:
The Bank of New York One Canada Square London E14 5AL United Kingdom	The Bank of New York (Luxembourg), S.A. 1A, Aerogolf Center Hoehenhof L-1736 Senningerberg Luxembourg

Post should be sent to the attention of:

Sunjeeve Patel

For Information by Telephone:

+44 20 7964 6337

For Facsimile Transmission:

+44 20 7964 6399

Email Address:

sdpatel@bankofny.com

        Any questions or requests for assistance or additional copies of this Offer Document may be directed to the Exchange Agent at the telephone number and location listed above. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning this Exchange Offer.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANTICO GROUP S.A.
May 29, 2003	By:	/s/ JUSTIN COURT Justin Court Chief Financial Officer

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VANTICO GROUP S.A. ("Vantico") Commencement of Exchange Offer for 12% Senior Notes due 2010 by Volcano Holdco 2 LLC Waiver extension
TABLE OF CONTENTS
IMPORTANT INFORMATION
FORWARD LOOKING STATEMENTS
AVAILABLE INFORMATION
INCORPORATION BY REFERENCE (for US purposes)
CURRENCIES
SUMMARY
EXCHANGE OFFER DEFINITIONS
EQUITY PRIVATE PLACEMENT
THE ADMINISTRATION
SUMMARY FINANCIAL INFORMATION Consolidated Statements of Operations for Vantico (in millions of Swiss francs)
Consolidated Balance Sheets for Vantico (in millions of Swiss francs except share amounts)
RISK FACTORS
PURPOSE AND EFFECTS OF THE RESTRUCTURING, THE DEBT FINANCING AND THE EQUITY PRIVATE PLACEMENT
DESCRIPTION OF LLC AGREEMENT AND UNITS
PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
TERMS AND CONDITIONS OF THE EXCHANGE OFFER
PROCEDURE FOR TENDERING NOTES
WITHDRAWAL OF TENDERED NOTES
ACCEPTANCE, PAYMENT AND EXCHANGE
EXPIRATION, EXTENSION, AMENDMENT AND TERMINATION
ADDITIONAL TERMS OF THE EXCHANGE OFFER
INDENTURE AMENDMENTS
CERTAIN UK TAX CONSEQUENCES
CERTAIN US FEDERAL INCOME TAX CONSEQUENCES
EXCHANGE AGENT
SIGNATURE